Molino Papel Escribir Imprimir Embalar
Teléfonos (043) 352011 352012 352233 Teléfono (043) 468179 - 350880
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezuela
Teléfono (02) 9012311

Rule 12g3-2 (b) File N° 82-4240

Caracas, Ago 17th 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager

8/22

	2.004	2.003
Utilidad antes de ISLR	67.229.600	35.720.111
menos participacion Junta Directiva	-469.783	-226.428
menos intereses minoritarios	-382.442	-263.838
menos participacion de filial y afilida	-3.534.010	-3.358.782
	62.843.365	31.871.063
menos ISLR	16.165.082	9.228.222
	46.678.283	22.642.841

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Informe de Revisión de los Contadores Públicos Independientes

Balance General Preliminar Adicional Consolidado
Al 31 de diciembre de 2004

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

TABLA DE CONTENIDO

Deloitte.

COMISION NACIONAL DE VALORES
2005 JUN 29 PM 3: 09
ARCHIVO RECIBIDO

Lara Marambio & Asociados
Torre Venezuela, Piso 3, Oficinas 3A y D,
Avda. Bolívar Norte, Urb. La Alegría,
Apartado 3647, Valencia 2002,
Edo. Carabobo - Venezuela

Tel: (58-241) 824 27 90
824 26 57
Fax: (58-241) 823 41 19
www.deloitte.com/ve

INFORME DE REVISIÓN DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A la Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado una revisión del balance general preliminar adicional consolidado que se acompaña y sus correspondientes notas de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2004, presentando como información complementaria conforme con lo establecido en la Resolución N° 157-2004 emitida por la Comisión Nacional de Valores de fecha 2 de diciembre de 2004. La preparación de dicho balance general preliminar adicional consolidado con sus notas es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir un informe de revisión sobre el balance general preliminar adicional consolidado con base en nuestra revisión.

Efectuamos nuestra revisión de acuerdo con la Norma Internacional de Revisiones N° 2400 (ISRE 2400). Esta norma requiere que planifiquemos y realicemos la revisión para obtener una seguridad moderada de que el balance general preliminar adicional consolidado no incluya errores significativos. Una revisión bajo esta norma consiste principalmente en averiguaciones hechas con el personal de la Compañía y procedimientos analíticos aplicados a datos financieros, por lo tanto tiene un alcance sustancialmente menor que un examen efectuado de acuerdo con las normas internacionales de auditoría, cuyo objetivo es la expresión de una opinión sobre los estados financieros tomados en su conjunto. No hemos efectuado una auditoría, y por consiguiente, no expresamos tal opinión.

También hemos emitido nuestro informe de auditoría en fecha 14 de febrero de 2005, en donde opinamos sobre los estados financieros consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2004 y 2003, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Tal como se indica en la Nota 3 al balance general preliminar adicional consolidado adjunto, la gerencia de la Compañía se encuentra aún en proceso de evaluación del impacto de la aplicación de las siguientes normas internacionales: Norma Internacional de Información Financiera N° 1 "Adopción por primera vez de las Normas Internacionales de Información Financiera", Norma Internacional de Contabilidad N° 12 "Impuestos a las Ganancias", Norma Internacional de Contabilidad N° 16 "Propiedades, planta y equipo", Norma Internacional de Contabilidad N° 19 "Retribuciones a empleados" y Norma Internacional de Contabilidad N° 39 "Instrumentos financieros", por lo que no estamos en capacidad de revisar los efectos que estos asuntos pudieran tener sobre el balance general preliminar adicional consolidado de la Compañía, de haber alguno.

Tal como se indica en las Notas 1 y 2 al balance general preliminar adicional consolidado, la gerencia de la Compañía, a los fines de la Norma Internacional de Contabilidad N° 29 "Información Financiera en Economías Hiperinflacionarias", consideró que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002, todo esto con base en la interpretación del pronunciamiento emitido por el Internacional Practice Task Force (IPTF) del Comité del Instituto Americano de Contadores Públicos de los Estados Unidos de Norteamérica.

Con base en nuestra revisión, y excepto por los asuntos indicados en el párrafo cuarto, nada ha surgido que nos indique que el balance general preliminar adicional consolidado que se acompaña, no ha sido razonablemente presentado, en todos su aspectos importantes, de acuerdo con las bases de presentación indicadas en las Notas 1, 2 y 3, en las cuales se describen cómo se han aplicado las Normas Internacionales de Información Financiera (NIIF), incluyendo los supuestos hechos por la gerencia sobre las normas e interpretaciones que se espera estén vigentes, y las políticas que se espera adoptar, cuando la gerencia prepare y presente su primer juego de estados financieros de acuerdo con las NIIF.

En la Nota 1 al balance general preliminar adicional consolidado se explica la existencia de la posibilidad de que el balance general preliminar adicional consolidado adjunto, presentado como información complementaria, requiera de ajustes antes de constituir la versión final del balance general primario de apertura de acuerdo con las Normas Internacionales de Información Financiera (NIIF). Según las NIIF, los estados financieros lo conforman un balance general, estado de resultados, estado de cambios en el patrimonio y un estado de flujo de efectivo, junto con la información financiera comparativa y las correspondientes notas explicativas; sólo esos estados financieros y sus notas considerados en su conjunto, pueden proporcionar una presentación razonable de la posición financiera de la Compañía, los resultados de sus operaciones y los flujos de efectivo, de acuerdo con las NIIF.

Este informe se emite únicamente para uso e información de la Junta Directiva de la Compañía y de la Comisión Nacional de Valores, sólo para los efectos de cumplir con lo establecido en la Resolución N° 157-2004 emitida por la Comisión Nacional de Valores. Este informe, no debe ser utilizado con otro fin o ser proporcionado a otras personas no indicadas en este párrafo.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
CPC N° 10.171
CNV N° S–796

Venezuela, 27 de junio de 2005

COMISION NACIONAL
DE VALORES

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

2005 JUN 29 PM 3: 09

ARCHIVO
RECIBIDO

BALANCE GENERAL PRELIMINAR ADICIONAL CONSOLIDADO
31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

ACTIVO	
ACTIVO NO CORRIENTE:	
Propiedades, planta y equipos - neto	490.794.187
Repuestos	15.565.770
Inversiones en afiliadas	1.647.709
Total activo no corriente	508.007.666
ACTIVO CORRIENTE:	
Gastos pagados por anticipado	1.044.583
Inventarios	29.364.281
Anticipos a proveedores	4.590.728
Efectos y cuentas por cobrar - neto	69.091.778
Efectivo y equivalentes de efectivo	23.177.154
Total activo corriente	127.268.524
TOTAL	635.276.190
PATRIMONIO Y PASIVO	
PATRIMONIO	563.074.701
PASIVO NO CORRIENTE:	
Otros pasivos y créditos diferidos	416.821
Apartado para prestaciones de antigüedad	9.885.762
Impuesto sobre la renta diferido	6.750.000
Total pasivo no corriente	17.052.583
PASIVO CORRIENTE:	
Cuentas por pagar	21.075.163
Documentos por pagar	2.486.040
Obligaciones y papeles comerciales	2.937.900
Préstamos a corto plazo	561.914
Pagarés y sobregiros bancarios	12.800.000
Dividendos por pagar	4.145.728
Impuestos por pagar	3.241.240
Gastos acumulados por pagar	7.900.921
Total pasivo corriente	55.148.906
Total pasivo	72.201.489
TOTAL	635.276.190

Ver notas al balance general preliminar adicional consolidado

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS AL BALANCE GENERAL PRELIMINAR ADICIONAL CONSOLIDADO AL 31 DE DICIEMBRE DE 2004 (EXPRESADAS EN MILES DE BOLIVARES)

1. RESOLUCION DE LA COMISION NACIONAL DE VALORES (CNV)

a. ***Presentación de estados financieros*** – El balance general preliminar adicional consolidado adjunto ha sido preparado por la gerencia de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales únicamente para fines de cumplir con lo establecido en la Resolución Nº 157-2004 emitida por la Comisión Nacional de Valores (CNV), con fecha 2 de diciembre de 2004, la cual hace referencia a las Normas Internacionales de Información Financiera (NIIF) en vigor al 1 de enero de 2005.

Existe la posibilidad de que el balance general preliminar adicional consolidado adjunto, presentado como información complementaria, requiera de ajustes antes de constituir la versión final del balance general consolidado primario de apertura de acuerdo con NIIF.

Según las NIIF, los estados financieros lo conforman un balance general, estado de resultados, estado de cambios en el patrimonio y un estado de flujos de efectivo, junto con la información financiera comparativa y las correspondientes notas explicativas; sólo esos estados financieros y sus notas considerados en conjunto, pueden proporcionar una presentación razonable de la posición financiera de la Compañía, los resultados de sus operaciones y los flujos de efectivo, de acuerdo con las NIIF.

Los estados financieros primarios de la Compañía al 31 de diciembre de 2004 fueron preparados de acuerdo con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores de Venezuela, a esa fecha. Las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores de Venezuela, usadas en la preparación de esos estados financieros difieren de las Normas Internacionales de Información Financiera (NIIF) en ciertos aspectos importantes; tales estados financieros primarios fueron considerados como la información base para la preparación del balance general preliminar adicional consolidado, a esa misma fecha, el cual se presenta en este informe.

Al preparar este balance general preliminar adicional consolidado según las NIIF, la gerencia de la Compañía utilizó su mejor conocimiento de lo que estima serán las normas e interpretaciones, hechos y circunstancias, así como políticas contables que serían aplicadas cuando la Compañía prepare su primer juego completo de estados financieros primarios presentados de acuerdo con las NIIF y por ende establezca su fecha de adopción y transición de acuerdo con lo indicado en la NIIF Nº 1.

b. ***Cambios en las políticas contables*** – La incorporación de dichas normas ha resultado en el cambio de las siguientes políticas contables:

Consolidación:

- El balance general consolidado al 31 de diciembre de 2004, presentado a la Comisión Nacional de Valores, mostraba en otros activos circulantes la inversión en Valores y Acciones 1003, C.A. poseída en un 100%, la cual se encontraba registrada bajo el método de participación patrimonial. Considerando que esa inversión no cumple con lo establecido en la NIIF N° 5, "Activos no Corrientes Mantenidos para la Venta y Actividades Interrumpidas", la Compañía decidió consolidar el balance general de esa subsidiaria, incorporando los activos y pasivos que mantenía esa compañía.
- De acuerdo con las normas de la Comisión Nacional de Valores, las compañías poseídas en un 50% o más deben ser consolidadas; esta norma difiere con lo establecido en las Normas Internacionales de Contabilidad N° 27, 28 y 31, en las cuales exige una evaluación del control que se posee en las inversiones que mantiene la Compañía. Al efectuar la revisión del control sobre Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica), se concluyó que la misma es un negocio conjunto, y dado que la NIC 31, permite el registro de esta inversión por el método de participación patrimonial, se consideró presentarla por el método antes mencionado, desincorporando los activos, pasivos e intereses minoritarios de Bs. 10.271 millones, Bs. 8.558 millones y Bs. 1.712 millones, respectivamente, que esa compañía aportó al consolidado.
- Los estados financieros de las filiales del exterior fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente, en lugar de utilizar para las partidas no monetarias las tasas de cambio históricas tal como lo establecen los principios de contabilidad locales.

Inflación:

- Se consideró que la economía venezolana no es hiperinflacionaria, por lo que el monto de los activos y pasivos no monetarios al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

Presentación:

- La Compañía consideró apropiado utilizar la presentación sugerida del balance general establecida en la NIC 1.
- Adicionalmente, reclasificar ciertos activos y pasivos con la finalidad de presentarlos de acuerdo con las NIIF.

2. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de su balance general preliminar adicional consolidado se resumen a continuación:

a. ***Consolidación*** – El balance general preliminar adicional consolidado adjunto al 31 de diciembre de 2004, incluye las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y Filiales, y Transporte Alpes, C.A.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación patrimonial.

b. ***Efectos de la inflación*** – En fecha noviembre de 2001 el International Practice Task Force (IPTF) del Comité del Instituto Americano de Contadores Públicos de los Estados Unidos de Norteamérica, concluyó que Venezuela, por mostrar un índice acumulado de inflación en los últimos tres años menor de 100%, debería ser considerada como un país no inflacionario a partir del 1 de enero de 2002. Asimismo, con fecha septiembre 2004, el IPTF, ratificó su conclusión de que Venezuela siga siendo considerada como un país no inflacionario. Con base en esta conclusión, la gerencia de la Compañía a los fines de la Norma Internacional de Contabilidad N° 29 "Información Financiera en Economías Hiperinflacionarias", consideró que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, el monto de los activos y pasivos no monetarios al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

c. ***Traducción de los estados financieros de las filiales en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC N° 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en el balance general preliminar adicional consolidado de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. El efecto acumulado por traducción hasta el 31 de diciembre de 2004 se revirtió, tal como se indica en la Nota 3.

d. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados en agosto de 2002, por tasadores independientes especializados en la industria, actualizados hasta el 31 de diciembre de 2004 a través de la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos.

La depreciación se calculará sobre la vida útil que estime la gerencia para los distintos componentes de los activos.

e. ***Inversiones*** – Las inversiones en compañías donde se tiene una participación menor del 20% y no se ejerce influencia significativa, son presentadas al costo, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben. Las inversiones donde se posee una participación menor al 50% y mayor al 20%, y se ejerce influencia significativa, son presentadas por el método de participación patrimonial.

La Compañía evalúa el valor de las inversiones y aprovisiona aquellas inversiones que estima no obtendrán beneficios futuros.

f. ***Inventarios*** – Los inventarios han sido presentados al costo, determinado por el método de costo promedio, el cual no excede su valor de recuperación.

g. ***Efectivo y equivalentes de efectivo*** – La Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

h. ***Apartado para cuentas de cobro dudoso*** – La Compañía mantiene un apartado para cuentas de cobro dudoso sobre las cuentas por cobrar al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La gerencia evalúa los niveles de incobrabilidad con base en los factores que podrían afectar la cobrabilidad de los montos facturados. La antigüedad de

las cuentas por cobrar y la situación de los clientes son constantemente monitoreados para asegurar lo adecuado de la provisión en el balance general adicional preliminar consolidado.

i. ***Apartado para prestaciones de antigüedad*** – El apartado para prestaciones de antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos, según la Ley Orgánica del Trabajo.

j. ***Transacciones en moneda extranjera*** – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. ***Valor razonable del efectivo y equivalentes de efectivo, efectos y cuentas por cobrar y por pagar*** – Los valores en libros reportados en el balance general preliminar adicional consolidado para efectivo y equivalentes de efectivo, efectos y cuentas por cobrar y por pagar, se aproximan a sus valores razonables debido a los vencimientos a corto plazo de dichos instrumentos financieros.

l. ***Uso de estimaciones en la preparación del balance general preliminar adicional consolidado*** – La preparación del balance general preliminar adicional consolidado de conformidad con las NIIF requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

3. PRIMERA ADOPCIÓN DE LAS NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF) DE ACUERDO CON LA RESOLUCIÓN Nº 157-2004

Normas en proceso de evaluación:

Al 31 de diciembre de 2004, aún se encuentra en proceso de evaluación del impacto de las siguientes NIIF:

a) Norma Internacional de Información Financiera Nº 1: "Adopción por primera vez de las Normas Internacionales de Información Financiera".
b) Norma Internacional Nº 39: "Instrumentos financieros".
c) Norma Internacional Nº 16 y Norma Internacional Nº 36: "Propiedades, planta y equipos" y "Deterioro de valor", respectivamente.
d) Norma Internacional Nº 19: "Retribuciones de empleados".
e) Norma Internacional Nº 12: "Impuestos a las Ganancias".

Exenciones utilizadas por la Compañía en la aplicación de las Normas Internacionales de Información Financiera, de acuerdo con lo establecido en la NIIF N°1:

La NIIF Nº 1 "Adopción por primera vez de las Normas Internacionales de Información Financiera", permite a las compañías que adopten por primera vez las NIIF, la elección de usar ciertas exenciones en la aplicación de las mismas. La Compañía evaluó los tratamientos contables permitidos y para el balance general preliminar adicional consolidado solo ha elegido utilizar la exención indicada abajo, sin embargo se encuentra en proceso de evaluar la posibilidad de incorporar otras exenciones, de acuerdo con lo permitido en dicha norma.

- Efecto acumulado por traducción de las filiales del exterior – la Compañía decidió revertir los efectos acumulados por traducción de todas su filiales del exterior que habían sido registrados.

Impacto de la transición en el patrimonio preliminar adicional consolidado:

Patrimonio de los accionistas de acuerdo con las normas de la CNV	560.670.334
Reverso de efecto de traducción de filiales del exterior	3.733.881
Reverso de efecto neto de ajuste de inflación hasta el 31 de diciembre de 2001	(1.278.749)
Otros, neto	(50.765)
Patrimonio según balance preliminar adicional	563.074.701

Molino Papel Escribir Imprimir Embalar
Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258

Resmas, Resmillas y Formas Continuas
Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venez
Teléfono (02) 9012311

COMISION NACIONAL DE VALORES
2005 JUN 29 PM 3:09
ARCHIVO RECIBIDO

Caracas, 29 de junio de 2005.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: REGISTRO NACIONAL DE VALORES

Cumpliendo con lo establecido en la Resolución No 157-2004 de fecha 02 de diciembre de 2004 y publicada en la Gaceta Oficial No 38085 de fecha 13 de diciembre de 2004, anexo a la presente encontrará el Balance General Preliminar Adicional Consolidado Auditado de conformidad con las Normas Internacionales de Información Financiera (NIIF´s).

Sin más que agregar y a su disposición

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Telf: 901 22 45 Fax: 901 23 17

Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258

Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezue
Teléfono (02) 9012311

COMISION NACIONAL DE VALORES
2005 JUL 22 AM 10:35
ARCHIVO RECIBIDO

Caracas, 22 de julio de 2005

Señores
COMISION NACIONAL DE VALORES
Presente.-

Atención: Registro Nacional de Valores

Cumpliendo con lo establecido en la resolución Nro 68-2005 de la Comisión Nacional de Valores de fecha 08 de junio de 2005 y publicada en la Gaceta Oficial No 38.218 del 29 de junio de 2005, la cual reforma la Resolución No 157-2004 de fecha 02 de diciembre de 2004 al incluir el Estado de Resultados con sus notas explicativas por el ejercicio 2004, anexo le estamos enviando tres (3) ejemplares del Informe de Revisión del Balance General Preliminar Adicional Consolidado y Estado de Resultados Preliminar Adicional Consolidado por el año terminado el 31 de diciembre 2004 de Manufacturas de Papel, C.A. (MANPA) SACA

Sin más a que hacer mención

Atentamente,

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Telf: 901 22 45 Fax: 901 23 17

FAX

PARA: OSMIRA MARIN
COMISION NACIONAL DE VALORES

DE: LETICIA LEVEL
MANUFACTURAS DE PAPEL C.A. (MANPA) SACA

FECHA: 12 DE MAYO DE 2005.

ASUNTO: EN EL TEXTO

De acuerdo a lo conversado telefónicamente con relación al programa de ADR´s de MANPA , le informo lo siguiente:

Custodio: CITIBANK N.A.

Depositario: CITABANK N.Y.

Conversión: 25 acciones x cada ADR

No de acciones comunes en ADR´s al 29 de abril del 2005 : 750.416.375

Sin más que agregar y a su disposición para cualquier aclaratoria

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
telefono0212 901 22 45 fax: 0212 901 23 17

****
***** REP. ACTIVIDAD *****
****

TRANSMISION OK

# TX/RX	7613
TEL CONEXION	815812
ID CONEXION	CNV VENEZUELA
HORA INICIO	12/05 12:07
T USADO	00'30
PAG.	1
RESULTADO	OK

... Papel Escolar, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2005 JUL 14 PM 3:38
ARCHIVO
RECIBIDO

Caracas 14 de julio de 2005.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: REGISTRO NACIONAL DE VALORES

El presente tiene como finalidad informarles que no pudimos cumplir con lo establecido en la resolución No 68-2005 de fecha 08 de junio de 2005 y publicada en la Gaceta Oficial No 38.218 del 29 de junio de 2005, la cual reforma la Resolución No 157-2004 de fecha 02 de diciembre de 2004 al incluir el Estado de Resultados con sus notas explicativas por el ejercicio 2004 de conformidad con las Normas Internacionales de Información Financiera (NIIFs) que debía presentarse el 30 de junio de 2005 conjuntamente con el Balance General.

La razón de nuestro incumplimiento se debió al escaso tiempo existente entre el momento en que apareció publicada en Gaceta Oficial la Resolución No 68-2005 (29 de junio de 2005) y la fecha de entrega de la nueva información solicitada (30 de junio de 2005) . No obstante, hemos estado trabajando en la preparación de la misma y para el miércoles 27 de julio podremos entregarles el Balance de Resultados del año 2004 de conformidad con las Normas Internacionales de Información Financiera (NIIFs) con establece la Resolución No 68-2005.

Sin màs que agregar y a la disposición

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Telefono: 901 22 45
Fax: 901 23 17

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 14 de julio de 2005

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Presente

La presente tiene por finalidad remitir el listado de accionistas de mi representada con fecha de corte el 30 de junio de 2005, de acuerdo con la solicitud emitida por la Comisión Nacional de Valores mediante oficio N° CNV-OP-161 de fecha 8 de julio de 2005, el cual notificado el 12 del corriente mes.

Asimismo, adjuntamos de acuerdo con lo solicitado un disco compacto con la información antes mencionada en archivo Microsoft Excel, bajo el esquema requerido por ese organismo.

Atentamente,
MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: That a document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of Manpa]

Caracas, June 29, 2005

Messrs

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: NATIONAL SECURITIES REGISTRY

In compliance with the provisions set forth by Resolution No.157-2004 as of December 2, 2004 and published in Official Gazette No.38085 as of December 13, 2004 attached hereto please find the Additional Consolidated Preliminary Balance Sheet pursuant to the International Standards of Financial Information (NIIF's).

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager

llevel@manpa.com.ve

Phone 9012245 Fax 9012317

Translator's note:

At the upper right margin of the original pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 May 27 PM 2:48. FILE. RECEIVED." --

	2004	2005
Income before income tax	67,229,600	35,720,111
Less participation Board of Directors	-469,783	-226,428
Less minority interests	-382,442	-263,838
Less participation in subsidiary and affiliates	-3,534,010	-3,358,782
	62,843,365	31,871,063
Less income tax	16,165,082	9,228,222
	46,678,283	22,642,841

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates

Revision Report by the Independent Public Accountants

Preliminary Additional Consolidated Balance Sheet at December 31, 2004 -------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Table of Content

[Letterhead of Deloitte]

REVISION REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have carried out a revision of the preliminary additional consolidated balance sheet attached hereto together with its corresponding notes of **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** at December 31, 2004 submitted as supplementary information pursuant to the provisions of Resolution No.157-2004 issued by the National Securities and Exchange Commission as of December 2, 2004. Preparation of such preliminary additional consolidated balance sheet together with its corresponding notes is the

responsibility of Company management. Our responsibility is to issue a revision report on said preliminary additional consolidated balance sheet based on our review.

We have carried out our review pursuant to the International Standards for Revisions No.2400 (ISRE2400). These standards require us to plan and carry out the review to obtain a reasonable assurance that the preliminary additional consolidated balance sheet is exempted from material mistakes. A review under this standard mainly consists of researches made to the Company personnel and analytical procedures applied to financial data; therefore, it has a significantly lesser scope than an assessment made according to international audit standards, which objective is to give an opinion about the financial statements considered as a whole. We have not carried out an audit, and therefore, we do not state such opinion.

We have also issued our audit report as of February 14, 2005 in which we give our opinion about the consolidated financial statements of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** at December 31, 2004 and 2003 and the results from their operations and their cash flows for the years ended on those dates, pursuant to the standards to prepare financial statements of organizations subject to control by the National Securities and Exchange Commission.

As indicated in Note 3 to the preliminary additional consolidated balance sheet attached hereto, the Company management is still in the process of evaluating the impact of applying the following international standards: International Standard for Financial Information No. 1 "First-Time Use of International Standard for Financial Information"; International Accounting Standard No. 12 "Tax on Earnings"; International Accounting Standard No. 16 "Property, plant and equipment", International Accounting Standard No. 19 "Employee salaries" and International Accounting Standard No. 39 "Financial instruments". Therefore, we are unable to review the effects these matters may have on the financial information, if any.

As indicated in Notes 1 and 2 to the preliminary additional consolidated balance sheet, the Company management considered, for the purposes of the International Accounting Standards No. 29 "Financial Information for Hyper-Inflationary Economies", that the Venezuelan economy stopped being inflationary from January 1, 2002. All of this was

based on an interpretation of the statement by the International Practice Task Force (IPTF) of the Committee of the American Institute of Public Accountants of the United States.

Based on our review, and except for the matters indicated in the fourth paragraph, nothing has occurred that indicates that the preliminary additional consolidated balance sheet attached hereto, have not been reasonably presented, in all their material matters, pursuant to the presentation basis indicated in Notes 1, 2 and 3 which describe how the International Standards for Financial Information (NIIF) have been applied, including the alleged facts by the management in regard to the standards and interpretations expected to be in effect, and the policies expected to be enforced when the management prepares and presents its first set of financial statements according to the NIIFs.

Note 1 of the preliminary additional consolidated balance sheet explains the possibility that the attached preliminary additional consolidated balance sheet attached hereto, presented as additional information requires adjustments before becoming a final version of the primary balance sheet of opening pursuant to the International Standards for Financial Information (NIIF). As stated by the NIIFs, the financial statements include a balance sheet, an income statement, a statement of changes in the shareholders' equity and a cash flow statement, together with the comparative financial information and the corresponding explanatory notes. Only those financial statements and their notes considered as a group can be a reasonable presentation of the financial position of the Company, the results of its operations and the cash flows, according to the NIIFs.

This report is only issued for the use and information of the Board of Directors of the Company and of the National Securities and Exchange Commission, for the sole purpose of complying with the provisions set forth in Resolution No. 157-2004 issued by the National Securities and Exchange Commission. This report should not be used with other purpose or be given to people not mentioned in this paragraph.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant)No. 10.171

C.N.V. No.S-796

Venezuela, June 27, 2005 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

PRELIMINARY ADDITIONAL CONSOLIDATED BALANCE SHEET·

DECEMBER 31, 2004

(Stated in thousand bolivars)

ASSETS	
NON-CURRENT ASSETS:	
Property, plant and equipment - net	490,794,187
Spare parts	15,565,770
Investment in affiliates	1,647,709
Total non-current assets	508,007,666
CURRENT ASSETS:	
Expenses paid in advance	1,044,583
Inventories	29,364,281
Advances to suppliers	4,590,728
Bills and accounts receivable - net	69,091,778
Cash and cash equivalents	23,177,154
Total current assets	127,268,524
TOTAL	635,276,190
SHAREHOLDERS' EQUITY AND LIABILITIES	
SHAREHOLDERS' EQUITY	563,074,701
NON-CURRENT LIABILITIES:	
Other liabilities and deferred credits	416,821
Provision for seniority payment	9,885,762
Deferred income tax	6,750,000
Total non-current liabilities	17,052,583
CURRENT LIABILITIES:	

Accounts payable	21,075,163
Documents payable	2,486,040
Obligations and commercial papers	2,937,900
Short-term loans	561,914
Promissory notes and bank overdrafts	12,800,000
Dividends payable	4,145,728
Taxes payable	3,241,240
Accumulated expenses payable	7,900,921
Total current liabilities	55,148,906
Total liabilities	72,201,489
TOTAL	635,276,190

See Notes to the Preliminary Additional Consolidated Balance Sheet . -------------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE PRELIMINARY ADDITIONAL CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2004

(STATED IN THOUSAND BOLIVARS)

1. **RESOLUTION BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION (CNV)**

    a. ***Presentation of financial statements*** – The preliminary additional consolidated balance sheet attached hereto have been prepared by the management of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates for the sole purposes of complying with the provisions of Resolution No. 157-2004 issued by the National Securities and Exchange Commission (CNV) as of December 2, 2004 which refers to the International Standards for Financial Information (NIIF) in effect at January 1, 2005.

It is possible that the preliminary additional consolidated balance sheet attached hereto, presented as supplementary information, requires adjustments before being the final version of the primary consolidated balance sheet of the opening agreement with the NIIFs.

According the NIIFs, the financial statements include a balance sheet, an income statement, a statement of changes in the shareholders' equity and a cash flow statement, together with the comparative financial information and the corresponding explanatory notes. Only those financial statements and their notes as a whole may provide a reasonable presentation of the financial position of the Company, the results from their operations and the cash flows, as stated by the NIIFs.

The primary financial statements of the Company at December 31, 2004 were prepared according to the standards to prepare financial statements for organizations subject to control by the National Securities and Exchange Commission of Venezuela at that date. The standards to prepare financial statements of organizations subject to the control of the National Securities and Exchange Commission of Venezuela used when preparing these financial statements differ from the International Standards for Financial Information (NIIF) in certain significant matters; such financial statements were considered as core information to prepare the preliminary additional consolidated balance sheet at that same date, which is presented herein.

When preparing the preliminary additional consolidated balance sheet according to the NIIFs, the Company management used its best knowledge of what it estimates it would be the standards and interpretations, facts and circumstances, as well as accounting policies that would apply when the Company prepares its first complete set of primary financial statements presented in compliance with the NIIFs, and therefore sets forth its date of enforcement and transition according to the provisions set forth in the NIIF 1.

b. ***Changes in the accounting policies*** – Incorporation of such standards have resulted in the change of the following accounting policies:

Consolidation:

- The consolidated balance sheet at December 31, 2004 presented to the National Securities and Exchange Commission indicated in Other current assets the investment in "Valores y Acciones 1003, C.A." 100% owned, which was registered under the method of shareholders' equity participation. Considering that that investment does not comply with the provisions of NIF No.5, "Current Assets Kept for Sale and Uninterrupted Activities", the Company decided to

consolidate the balance sheet and the income statement of that affiliate, incorporating the accounts that company held.

- According to the standards by the National Securities and Exchange Commission, the companies 50% owned or more have to be consolidated; this standard differs from the provisions of the International Accounting Standards (NIC) No. 27, 28 and 31 which demand an assessment of the control owned on the investments the Company keeps. When making the control review on Manufacturas de Centroamérica, C.A. (domiciled in Costa Rica), it was concluded that it is a joint business, and provided that the NIC 31 allows for registering this investment using the method of equity participation, it was considered to present it using the abovementioned method, disposing assets, liabilities, minority interests, sales and sale costs amounting to Bs.10,271 million, Bs.8,558 million, Bs.1,712 million, respectively, that such company provided to the consolidated.
- Financial statements of affiliates abroad were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and by using the average exchange rates of the corresponding year for the income statement instead of using the historical exchange rates for non-monetary entries as set forth by the local accounting principles.

Inflation:

- It was considered that the Venezuelan economy is not hyper-inflationary; therefore, the amount of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

Presentation:

- The Company considered appropriate to use the presentation suggested in the balance sheet and the income statement as set forth in NIC 1.
- In addition, certain assets, liabilities and income items were reclassified in order to present them according to the NIIF.

2. **SIGNIFICANT ACCOUNTING POLICIES**

The main accounting policies used by the Company to prepare the attached preliminary additional consolidated balance sheet are summarized herein bellow:

a. ***Consolidation*** – The attached preliminary additional consolidated balance sheet at December 31, 2004 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and Affiliates, and Transporte Alpes, C.A.

All the significant transactions among companies have been eliminated during the consolidation.

The companies Manufacturas de Papel de Centroamérica, C.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States of America), both 50% owned, were considered joint business according to the NIC 31, and they were registered by using the method of shareholders' equity participation.

b. ***Effects for Inflation*** – As of November 2001 the International Practice Task Force (IPTF) of the Committee of the American Institute of Public Accountants of the United States concluded that Venezuela, for it indicated an accumulated inflation index during the last three years of less than 100% should be considered as a non-inflationary country from January 1, 2002. Likewise, as of September 2004 the IPTF ratified its conclusion that Venezuela keeps being considered a non-inflationary country. Based on this conclusion, the Company management as for the purposes of the International Accounting Standard No.29 "Financial Information in Hyper-Inflationary Economies" considered that the Venezuelan economy stopped being hyperinflationary from January 1, 2002.

Therefore, the amount of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date was considered the new accounting base of these entries.

c. ***Translation of financial statements from affiliates abroad*** – The Company determined the operating currency of foreign affiliates pursuant to the provisions of the NIC No.21 "Effect of Variations in the Types of Exchange of Foreign Currency". Consequently, in order to be incorporated

to the attached financial information, the financial statements of such affiliates were translated into bolivars by converting the monetary and non-monetary entries of the balance sheet to the current exchange rate whereas the average of the exchange rates of the corresponding year was used in the case of the income account. The accumulated effect for translation until December 31, 2004 was reverted as indicated in Note 3.

d. ***Property, plant and equipment*** - Property, plant and equipment (except for furniture and equipment) were presented at the value of appraisals made in August 2002, by independent appraisers specialized in the industry, updated at December 31, 2004 by using devaluation indexes for machinery and equipment and inflation indexes for the rest of assets.

Depreciation will be calculated based on the useful life used for the different components of assets.

e. ***Investments*** – Investments in companies where participation is less than 20% and does not significantly mean any influence are presented at cost and cash dividends are treated as income in the year they are paid. Investments where participation is less than 50% and higher than 20% and which exert a significant influence are presented by the method of equity participation.

The Company assesses the value of investments and provisions those investments which future benefits are not considered.

f. ***Inventories*** – Inventories have been presented at cost, determined by the average cost method which does not exceed its recovery value.

g. ***Cash and cash equivalents*** – The Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

h. ***Provision for doubtful accounts*** – The Company has a provision for doubtful accounts on accounts receivable at the level the management deems appropriate according to the potential risk of uncollectible accounts. The management assesses the levels of uncolletability based on the

factors that may impact collectability of the amounts invoiced. Seniority of accounts receivable and the situation of clients are constantly monitored to assure the appropriateness of the provision in the preliminary additional consolidated balance sheet.

i. ***Provision for seniority payments*** – The provision for seniority payment includes 100% of the liabilities related to the rights acquired as per the Organic Labor Law.

j. ***Transactions in foreign currency*** – Transactions in foreign currency are registered in bolivars using the applicable exchange rates in effect on the dates transactions are made. Balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect at that date; the resulting exchange differences are carried forward to results.

k. ***Reasonable value of cash and cash equivalents, bills and accounts receivable or payable*** – The book values reported in the preliminary additional consolidated balance sheet for cash and cash equivalents, bills and accounts receivable and payable are approximate to their reasonable values due to the short-term maturities of such financial instruments.

l. ***Use of estimations to prepare the attached preliminary additional consolidated balance sheet***– Preparing the attached preliminary additional consolidated balance sheet pursuant to the NIF requires using estimations by the management, which impact the figures of assets and liabilities, their disclosure and the amounts of income and expenses. The final results of the aforementioned estimations may vary.

3. FIRST USE OF INTERNATIONAL STANDARDS FOR FINANCIAL INFORMATION (NIF) PURSUANT TO RESOLUTION No. 157-2004

Standards under evaluation:

At December 31, 2004 the management is still in process of evaluating the impact of the following NIIF:

a) International Standard for Financial Information No.1: "First-Time Use of International Standard for Financial Information."

b) International Standard No. 39: "Financial Instruments."

c) International Standard No. 16 and International Standard No. 36: "Property, plant and equipment" and "Deterioration of value", respectively.

d) International Standard No. 19: "Employee Salaries."

e) International Standard No. 12: "Tax on Earnings."

Exemptions used by the Company when applying the International Standards for Financial Information, pursuant to the provisions set forth by NIIF 1:

The NIIF 1 "First-Time Use of International Standard for Financial Information" allows a company for first-time using the NIIFs, choosing certain exemptions to apply them. The Company evaluated the accounting treatments allowed and, in the case of the attached information, only the exemption indicated herein bellow was used. However, the possibility to incorporate other exemptions, pursuant to the provisions of such standard, is being considered.

- Accumulated effect for translation of foreign affiliates – the Company decided to revert the registered accumulated effects for translating all its affiliates abroad.

Impact of the transition on the preliminary additional consolidated shareholders' equity:

Shareholders' equity pursuant to the CNV standards	560,670,334
Reverse of the effect from translating foreign affiliates	3,733,881
Reverse of net effect for adjustments for inflation up to December 31, 2001	(1,278,749)
Others, net	(50,765)
Shareholders' equity as per additional preliminary balance	563,074,701

Translator's note:

At the upper right margin of the original pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 June 29 PM 3:09. FILE.

RECEIVED." --

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, July 12th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates

Revision Report by the Independent Public Accountants

Preliminary Additional Consolidated Balance Sheet at December 31, 2004 and the Preliminary Additional Consolidated Income Statement for the year ended at December 31, 2004 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Table of Content

[Letterhead of Deloitte]

REVISION REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have carried out a revision of the preliminary additional consolidated balance sheet at December 31, 2004 and of the preliminary additional consolidated income statement for the year ended at December 31, 2004 attached hereto together with the corresponding notes of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** submitted as supplementary information pursuant to the provisions of Resolution No.68-2005 issued by the National Securities and Exchange Commission and published in Official Gazette of the Bolivarian Republic of Venezuela as of June 29, 2005. Preparation of such financial information is the responsibility of Company management. Our responsibility is to issue a revision report on said financial information based on our review.

We have carried out our review pursuant to the International Standards for Revisions No.2400 (ISRE2400). These standards require us to plan and carry out the review to obtain a reasonable assurance that the preliminary additional consolidated balance sheet and the preliminary additional consolidated income statement are exempted from material mistakes. A review under this standard mainly consists of researches made to the Company personnel and analytical procedures applied to financial data; therefore, it has a significantly lesser scope than an assessment made according to international audit standards, which objective is to give an opinion about the financial statements considered as a whole. We have not carried out an audit, and therefore, we do not state such opinion.

We have also issued our audit report as of February 14, 2005 in which we give our opinion about the consolidated financial statements of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** at December 31, 2004 and 2003 and the results from their operations and their cash flows for the years ended on those dates, pursuant to the standards to prepare financial statements of organizations subject to control by the National Securities and Exchange Commission.

As indicated in Note 3, the Company management is still in the process of evaluating the impact of applying the following international standards: International Standard for Financial Information No. 1 "First-Time Use of International Standard for Financial Information"; International Accounting Standard No. 12 "Tax on Earnings"; International

Accounting Standard No. 16 "Property, plant and equipment", International Accounting Standard No. 19 "Employee salaries" and International Accounting Standard No. 39 "Financial instruments". Therefore, we are unable to review the effects these matters may have on the financial information, if any.

Pursuant to Resolution No. 68-2005 issued by the National Securities and Exchange Commission, the Company has to prepare and present a preliminary additional consolidated balance sheet and the income statement at the date of closure of the fiscal year 2004, which includes all the adjustments necessary to comply with the International Standards for Financial Information (NIIF). However, such financial information does not constitute an opening balance sheet, as the NIIF1 sets forth.

As indicated in Notes 1 and 2, the Company management considered, for the purposes of the International Accounting Standards No. 29 "Financial Information for Hyper-Inflationary Economies", that the Venezuelan economy stopped being inflationary from January 1, 2002. All of this was based on an interpretation of the statement by the International Practice Task Force (IPTF) of the Committee of the American Institute of Public Accountants of the United States.

Based on our review, and except for the matters indicated in the fourth and fifth paragraphs, nothing has occurred that indicates that the preliminary additional consolidated balance sheet and the preliminary additional consolidated income statement hereto, have not been reasonably presented, in all their material matters, pursuant to the presentation basis indicated in Notes 1, 2 and 3 which describe how the International Standards for Financial Information (NIIF) have been applied, including the alleged facts by the management in regard to the standards and interpretations expected to be in effect, and the policies expected to be enforced when the management prepares and presents its first set of financial statements according to the NIIFs.

Note 1 of the preliminary additional consolidated balance sheet and of the preliminary additional consolidated income statement explains the possibility that the attached financial information, presented as additional information, requires adjustments before becoming a final version of the primary balance sheet of opening pursuant to the

International Standards for Financial Information (NIIF). As stated by the NIIFs, the financial statements include a balance sheet, an income statement, a statement of changes in the shareholders' equity and a cash flow statement. Only those financial statements and their notes considered as a group can be a reasonable presentation of the financial position of the Company, the results of its operations and the cash flows, according to the NIIFs.

This report is only issued for the use and information of the Board of Directors of the Company and of the National Securities and Exchange Commission, for the sole purpose of complying with the provisions set forth in Resolution No. 68-2005 issued by the National Securities and Exchange Commission. This report should not be used with other purpose or be given to people not mentioned in this paragraph.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant)No. 10.171

C.N.V. No.S-796

Venezuela, July 15, 2005 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

PRELIMINARY ADDITIONAL CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2004

(Stated in thousand bolivars)

ASSETS	
NON-CURRENT ASSETS:	
Property, plant and equipment - net	490,794,187
Spare parts	15,565,770
Investment in affiliates	1,647,709
Total non-current assets	508,007,666
CURRENT ASSETS:	
Expenses paid in advance	1,044,583

Inventories	29,364,281
Advances to suppliers	4,590,728
Bills and accounts receivable - net	69,091,778
Cash and cash equivalents	23,177,154
Total current assets	127,268,524
TOTAL	635,276,190
SHAREHOLDERS' EQUITY AND LIABILITIES	
SHAREHOLDERS' EQUITY	563,074,701
NON-CURRENT LIABILITIES:	
Other liabilities and deferred credits	416,821
Provision for seniority payment	9,885,762
Deferred income tax	6,750,000
Total non-current liabilities	17,052,583
CURRENT LIABILITIES:	
Accounts payable	21,075,163
Documents payable	2,486,040
Obligations and commercial papers	2,937,900
Short-term loans	561,914
Promissory notes and bank overdrafts	12,800,000
Dividends payable	4,145,728
Taxes payable	3,241,240
Accumulated expenses payable	7,900,921
Total current liabilities	55,148,906
Total liabilities	72,201,489
TOTAL	635,276,190

See Notes to the Preliminary Additional Consolidated Balance Sheet and the Preliminary Additional Consolidated Income Statement ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

PRELIMINARY ADDITIONAL CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER 31, 2004

(Stated in thousand bolivars)

SALE INCOME	390,172,482
SALES COST	266,578,144
GROSS INCOME	123,594,338
COSTS AND EXPENSES:	
Sales expenses	26,518,968
Overheads and administrative expenses	25,719,996
Provision for investments	(1,512,120)
Income from selling assets	(341,751)
	50,385,093
OPERATING INCOME	73,209,245
Participation in results from subsidiary and affiliates	(659,368)
Loss in operations with securities	(7,411,275)
Net loss in foreign currency hedge agreement	(417,348)
Bank debit tax	(3,105,931)
Interests expenses	(3,016,817)
Interests on temporary investments	445,324
Exchange differences – net	2,986,791
Others – net	(1,044,768)
	(12,223,392)
INCOME BEFORE TAXES	60,985,853
TAX PROVISION :	
Income tax	14,924,412
NET INCOME	46,061,441
NET INCOME PER SHARE	20.08

See to the Preliminary Additional Consolidated Balance Sheet and the Preliminary Additional Consolidated Income Statement --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE PRELIMINARY ADDITIONAL CONSOLIDATED BALANCE SHEET AND TO THE PRELIMINARY ADDITIONAL CONSOLIDATED INCOME STATEMENT (STATED IN THOUSAND BOLIVARS)

1. **RESOLUTION BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION (CNV)**

    a. ***Presentation of financial statements*** – The preliminary additional consolidated balance sheet and the preliminary additional consolidated income statement attached hereto have been prepared by the management of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates for the sole purposes of complying with the provisions of Resolution No. 68-2005 issued by the National Securities and Exchange Commission (CNV) and published in Official Gazette of the Bolivarian Republic of Venezuela as of June 29, 2005 which refers to the International Standards for Financial Information (NIIF)in effect at January 1, 2005.

It is possible that the attached financial information, presented as supplementary information, requires adjustments before being the final version of the primary consolidated balance sheet of the opening agreement with the NIIFs.

According the NIIFs, the financial statements include a balance sheet, an income statement, a statement of changes in the shareholders' equity and a cash flow statement, together with the comparative financial information and the corresponding explanatory notes. Only those financial statements and their notes as a whole may provide a reasonable presentation of the financial position of the Company, the results from their operations and the cash flows, as stated by the NIIFs.

The primary financial statements of the Company at December 31, 2004 were prepared according to the standards to prepare financial statements for organizations subject to control by the National Securities and Exchange Commission of Venezuela at that date. The standards to prepare financial statements of organizations subject to the control of the National Securities and Exchange Commission of Venezuela used when preparing these financial statements differ from the International Standards for Financial

Information (NIIF) in certain significant matters; such financial statements were considered as core information to prepare the enclosed financial information at that same date.

When preparing the preliminary additional consolidated balance sheet and the preliminary additional consolidated income statement according to the NIIFs, the Company management used its best knowledge of what it estimates it would be the standards and interpretations, facts and circumstances, as well as accounting policies that would apply when the Company prepares its first complete set of primary financial statements presented in compliance with the NIIFs, and therefore sets forth its date of enforcement and transition according to the provisions set forth in the NIIF 1.

b. ***Changes in the accounting policies*** – Incorporation of such standards have resulted in the change of the following accounting policies:

Consolidation:

- The consolidated balance sheet at December 31, 2004 presented to the National Securities and Exchange Commission indicated in Other current assets the investment in "Valores y Acciones 1003, C.A." 100% owned, which was registered under the method of shareholders' equity participation. Considering that that investment does not comply with the provisions of NIF No.5, "Current Assets Kept for Sale and Uninterrupted Activities", the Company decided to consolidate the balance sheet and the income statement of that affiliate, incorporating the accounts that company held.
- According to the standards by the National Securities and Exchange Commission, the companies 50% owned or more have to be consolidated; this standard differs from the provisions of the International Accounting Standards (NIC) No. 27, 28 and 31 which demand an assessment of the control owned on the investments the Company keeps. When making the control review on Manufacturas de Centroamérica, C.A. (domiciled in Costa Rica), it was concluded that it is a joint business, and provided that the NIC 31 allows for registering this investment using the method of equity participation, it was considered to present it using the abovementioned method, disposing assets, liabilities, minority

interests, sales and sale costs amounting to Bs.10,271 million, Bs.8,558 million, Bs.1,712 million, Bs.6,299 million and Bs.4,994 million, respectively, that such company provided to the consolidated.

- Financial statements of affiliates abroad were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and by using the average exchange rates of the corresponding year for the income statement instead of using the historical exchange rates for non-monetary entries as set forth by the local accounting principles. The registry of investments in affiliates abroad generated a reduction in the net income amounting to Bs.248 million.

Inflation:

- It was considered that the Venezuelan economy is not hyper-inflationary; therefore, the amount of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries. The reversal of the effect for inflation on entries of the preliminary additional consolidated income statement originated a reduction in the net income amounting to Bs.1,037 million.

Presentation:

- The Company considered appropriate to use the presentation suggested in the balance sheet and the income statement as set forth in NIC 1.
- In addition, certain assets, liabilities and income items were reclassified in order to present them according to the NIIF.

2. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare the attached financial information are summarized herein bellow:

a. ***Consolidation*** – The attached preliminary additional consolidated balance sheet and the preliminary additional consolidated income statement at December 31, 2004 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its affiliates fully owned: Vencaribbean paper

Products, Ltd (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and Affiliates, and Transporte Alpes, C.A.

All the significant transactions among companies have been eliminated during the consolidation.

The companies Manufacturas de Papel de Centroamérica, C.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States of America), both 50% owned, were considered joint business according to the NIC 31, and they were registered by using the method of shareholders' equity participation.

b. ***Effects for Inflation*** – As of November 2001 the International Practice Task Force (IPTF) of the Committee of the American Institute of Public Accountants of the United States concluded that Venezuela, for it indicated an accumulated inflation index during the last three years of less than 100 should be considered as a non-inflationary country from January 1, 2002. Likewise, as of September 2004 the IPTF ratified its conclusion that Venezuela keeps being considered a non-inflationary country. Based on this conclusion, the Company management as for the purposes of the International Accounting Standard No.29 "Financial Information in Hyper-Inflationary Economies" considered that the Venezuelan economy stopped being hyperinflationary from January 1, 2002.

Therefore, the amount of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date was considered the new accounting base of these entries.

c. ***Translation of financial statements from affiliates abroad*** – The Company determined the operating currency of foreign affiliates pursuant to the provisions of the NIC No.21 "Effect of Variations in the Types of Exchange of Foreign Currency". Consequently, in order to be incorporated to the attached financial information, the financial statements of such affiliates were translated into bolivars by converting the monetary and non-monetary entries of the balance sheet to the current exchange rate whereas the average of the exchange rates of the corresponding year was

used in the case of the income account. The accumulated effect for translation until December 31, 2004 was reverted as indicated in Note 3.

d. ***Property, plant and equipment*** - Property, plant and equipment (except for furniture and equipment) were presented at the value of appraisals made in August 2002, by independent appraisers specialized in the industry, updated at December 31, 2004 by using devaluation indexes for machinery and equipment and inflation indexes for the rest of assets.

Depreciation of the year was calculated based on the straight-line method on the useful life used by the Company.

e. ***Investments*** – Investments in companies where participation is less than 20% and does not significantly mean any influence are presented at cost and cash dividends are treated as income in the year they are paid. Investments where participation is less than 50% and higher than 20% and which exert a significant influence are presented by the method of equity participation.

The Company assesses the value of investments and provisions those investments which future benefits are not considered.

f. ***Inventories*** – Inventories have been presented at cost, determined by the average cost method which does not exceed its recovery value.

g. ***Cash and cash equivalents*** – The Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

h. ***Provision for doubtful accounts*** – The Company has a provision for doubtful accounts on accounts receivable at the level the management deems appropriate according to the potential risk of uncollectible accounts. The management assesses the levels of uncolletability based on the factors that may impact collectability of the amounts invoiced. Seniority of accounts receivable and the situation of clients are constantly monitored to assure the appropriateness of the provision in the preliminary additional consolidated balance sheet.

a) International Standard for Financial Information No.1: "First-Time Use of International Standard for Financial Information."

b) International Standard No. 39: "Financial Instruments."

c) International Standard No. 16 and International Standard No. 36: "Property, plant and equipment" and "Deterioration of value", respectively.

d) International Standard No. 19: "Employee Salaries."

e) International Standard No. 12: "Tax on Earnings."

Exemptions used by the Company when applying the International Standards for Financial Information, pursuant to the provisions set forth by NIIF 1:

The NIIF 1 "First-Time Use of International Standard for Financial Information" allows a company for first-time using the NIIFs, choosing certain exemptions to apply them. The Company evaluated the accounting treatments allowed and, in the case of the attached information, only the exemption indicated herein bellow was used. However, the possibility to incorporate other exemptions, pursuant to the provisions of such standard, is being considered.

- Accumulated effect for translation of foreign affiliates – the Company decided to revert the registered accumulated effects for translating all its affiliates abroad.

Impact of the transition on the preliminary additional consolidated shareholders' equity:

Shareholders' equity pursuant to the CNV standards	560,670,334
Reverse of the effect from translating foreign affiliates	3,733,881
Reverse of net effect for adjustments for inflation up to December 31, 2001	(1,278,749)
Others, net	(50,765)
Shareholders' equity as per additional preliminary balance	563,074,701

Impact of the transition on the preliminary additional consolidated income statement:

Net income pursuant to the CNV standards	47,148,066
Reverse of the effect from translating foreign affiliates	(248,987)

Reverse of net effect for adjustments for inflation up to December 31, 2001	(1,037,638)
Others, net	200,000
Net income as per additional preliminary results	46,061,441

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, August 7th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:----------------------------------

[Letterhead of MANPA]

Caracas, July 22, 2005.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

Attention: NATIONAL REGISTRY OF SECURITIES

In compliance with the provisions of Resolution No. 68-2005 of the National Securities and Exchange Commission as of June 8, 2005 and published in Official Gazette No. 38218 as of June 29, 2005 which amends Resolution No.157-2004 as of December 2, 2004 when including the Income Statement together with its explanatory notes for the fiscal year 2004 we are sending three (3) counterparts of the Additional Consolidated Revision Report of the Preliminary Balance Sheet and the Additional Consolidated Preliminary Income Statement for the year ended December 31, 2004 of Manufacturas de Papel, C.A. (MANPA) SACA.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Leticia Level (signed) Illegible.

Corporate Planning Manager

llevel@manpa.com.ve

Fax: 901-2317

Translator's note:

At the upper right margin of this letter there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 JULY 22 AM 10:35. FILE. RECEIVED." --- The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, August 7th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

INTERPRETE PUBLICO
REPUBLICA DE VENEZUELA
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

FAX

TO: OSMIRA MARIN. NATIONAL SECURITIES AND EXCHANGE COMMISSION

FROM: LETICIA LEVEL. MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

DATE: MAY 12, 2005.

SUBJECT: IN THE TEXT

According to our telephone conversation in regard to Manpa ADR's program, I do hereby inform you the following:

Custody Agent: CITIBANK N.A.

Receiver: CITIBANK N.Y.

Conversion: 25 shares x each ADR

No. of ADR's common shares at April 29, 2005: 750,416,375

Should you have any further question please do not hesitate to contact us,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Leticia Level (signed) Illegible.

Corporate Planning Manager

llevel@manpa.com.ve

Phone 0212 9012245 Fax 0212-901 2317

TRANSMISSION OK

TX/RX 7613

Connection phone 815812

Connection ID CNV VENEZUELA

Starting Date 12/05/ 12:07

Time elapsed 00'30

Pages 1

Result OK. --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, August 7th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, July 14, 2005.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: NATIONAL REGISTRY OF SECURITIES

This is to inform you that we were unable to comply with the provisions of Resolution No.68-2005 as of June 8, 2005 and published in Official Gazette No.38218 as of June 29, 2005 which amends Resolution No.157-2004 as of December 2, 2004 when including the Income Statement together with its explanatory notes for the fiscal year 2004 pursuant to the International Standards for Financial Information (NIIFs) that should have been submitted as of June 30, 2005 together with the Balance Sheet.

The reason for our noncompliance was the little time from the moment Resolution No.68-2005 was published in Official Gazette (June 29, 2005) and the date of delivering the new information requested (June 30, 2005). However, we have been working on the preparation of such information and for Wednesday, July 27 we will be able to give you the Income Statement of the year 2004 pursuant to the International Standards for Financial Information (NIIFs) as provided for by Resolution No.68-2005.

Having no further matter to discuss,

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------------

[Letterhead of MANPA]

Caracas, July 14, 2005.

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

This aims at forwarding the list of shareholders of my principal with cutoff date at June 30, 2005 according to request by the National Securities and Exchange Commission by means of official communication No.CNV-OP-161 as of July 18, 2005 which was notified on the 12th day of the present month.

Likewise, we do hereby attach a compact disc including the abovementioned information in excel file, under the scheme requested by that body.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Enclose as indicated.

Translator's note:

At the upper right margin of this letter there is a wet seal that reads as follows:"National Securities and Exchange Commission. 2005 JULY 15 AM 9:42. FILE. RECEIVED."

There are eighteen (18) folios with Manpa shareholders stapled to this letter. The name of columns on each folio, from left to right, corresponds to the following items: Name of Issuing Company; Symbol at the Caracas Stock Exchange; Shareholder' Name; I.D. Card/ Tax Information Registry Number (RIF); Number of Shares; Par value; % of the stockholding; % accumulated; Cutoff Date. ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, August 7th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

Nombre de la Empresa Emisora	Simbolo en la Bolsa de Valores de Caracas	Nombre del Accionista	CI / RIF	Número de Acciones	Valor Nominal	% del Total Accionario	% Acumulado	Fecha de Corte
Manufacturas de Papel, (MANPA), C.A.	MPA	NATSCUMCO(NOMINEE FOR CITIBANK NA	J303087116	797781575	10	34,77586 %	34,77586 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CLARIDGE, LTD.	J303120792	350000000	10	15,25713 %	50,03299 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MILANASA LLC	J308476072	169433930	10	7,38593 %	57,41892 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BROWN BROTHERS HARRIMAN & CO.	J308858544	140000000	10	6,10285 %	63,52178 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	C.V.V. CAJA VENEZOLANA DE VALORES,	J300187934	126643568	10	5,52062 %	69,04240 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES 85735, LTD	J306225129	101457822	10	4,42273 %	73,46513 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	FUNDACION CARLOS DELFINO	J001639560	100511658	10	4,38148 %	77,84661 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VETA HOLDINGS A V V	J305532834	65175046	10	2,84110 %	80,68771 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES MORAVIA, C.A.	J002393106	50919498	10	2,21967 %	82,90738 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ARMANECA BIENES Y RAICES, C.A.	J303139027	49847580	10	2,17295 %	85,08033 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES SF118 C.A.	J000000000	49768530	10	2,16950 %	87,24982 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SERV.INMOBILIARIOS 13 DE NOVIEMBRE	J301020871	44096976	10	1,92227 %	89,17209 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CHASEWOOD FINANCIAL, S.A.	J303821456	24768085	10	1,07969 %	90,25178 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VILLA ROSA HOLDINGS A.V.V.	J305532842	22269496	10	0,97077 %	91,22254 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES 301130, C.A	J301651472	20456474	10	0,89173 %	92,11428 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES TOMHAR, C.A.	J003311391	18394446	10	0,80185 %	92,91613 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DUTCH MILL CORPORATION A.V.V.	J000000000	12384043	10	0,53984 %	93,45597 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LUCCA BIANCHI ANABELLA	V015179098	12384043	10	0,53984 %	93,99581 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RAMIREZ ORTIZ ANGEL JESUS	V000935431	12258588	10	0,53437 %	94,53019 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MADINA INVESTMENTS LTD.	J000000000	8569728	10	0,37357 %	94,90376 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PAPARONI MAURY CARLOS HENRIQUE JOSE	V006562483	6200000	10	0,27027 %	95,17402 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PAPARONI MAURY ALICIA MARIELA	V005532404	6200000	10	0,27027 %	95,44429 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INMOBILIARIA LA ONSEDONIA, C.A	J302476380	5726851	10	0,24964 %	95,69394 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VIRTUOSO HOLDINGS A.V.V.	J305533016	5617374	10	0,24487 %	95,93881 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DIANDRA HOLDING A.V.V.	J305533067	5617374	10	0,24487 %	96,18368 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DALMA HOLDINGS A.V.V.	J305532966	4232374	10	0,18450 %	96,36818 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES PENMAY, C.A.	J003178837	4230114	10	0,18440 %	96,55258 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	FREDERICK HOLDING INC.	J000000000	3908142	10	0,17036 %	96,72294 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES TALBOT, C.A.	J001528836	3907906	10	0,17035 %	96,89329 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ DE CADENA JOAN MARY	V003281559	3561860	10	0,15527 %	97,04856 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES 935431, C.A.	J003444774	3459960	10	0,15083 %	97,19938 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ ARRAIZ ROSA ELENA	V001890122	3438860	10	0,14991 %	97,34929 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MARTINEZ DE THOMSON JUANA CRISTINA	V002249871	3200000	10	0,13949 %	97,48878 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES 218177, C.A.	J001217479	3000000	10	0,13078 %	97,61956 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DIAZ DE FARO SILVIA MARGARITA	V003665350	3000000	10	0,13078 %	97,75034 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DITTMER MANZANO EGBERT	V002840096	2777938	10	0,12110 %	97,87143 %	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	DIAZ DELFINO RAFAEL JOSE	V003665351	2527450	10	0,11018 %	97,98161 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DIAZ DELFINO MARIOLGA	V004771501	2500000	10	0,10898 %	98,09059 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ DE GOMEZ MONSERRATE (DIFUNTO)	V003237741	2231250	10	0,09726 %	98,18785 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES 8861680, C.A.	J003597163	2164400	10	0,09435 %	98,28220 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ REVENGA JOSEFINA.	V000025229	1824606	10	0,07954 %	98,36174 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CARDENAS DE BURRON GRACIELA	V006184996	1824606	10	0,07954 %	98,44128 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES KHAFRE, C.A.	J002355476	1821456	10	0,07940 %	98,52068 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SUC.MOSQUERA BACALLAO ROLANDO L.	J310066892	1594510	10	0,06951 %	98,59018 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	AZUCAR MONTALBAN, S.A	J000027935	1435770	10	0,06259 %	98,65277 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES 7426, S.A.	J300078485	1394606	10	0,06079 %	98,71357 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PAUL DELFINO ALFREDO	V000009349	1253112	10	0,05463 %	98,76819 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ-RUIZ RODRIGUEZ GUSTAVO	V003185691	1252072	10	0,05458 %	98,82277 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES 222, C.A.	J306535187	1139510	10	0,04967 %	98,87244 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES INVERDELGO, C.A.	J302652650	1133172	10	0,04940 %	98,92184 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DREISSIG TOVAR INGRID XIOMARA	V006914352	1000000	10	0,04359 %	98,96543 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DREISSIG EHRLICH SIEGFRIED GUNTER	V006249499	986684	10	0,04301 %	99,00844 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BECKER CARDENAS FREDDY JOSE.	V006257141	902730	10	0,03935 %	99,04780 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MARTINEZ GOMEZ CARMEN ELENA	V002249670	894972	10	0,03901 %	99,08681 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES 3 DE OCTUBRE, C.A.	J002671262	815136	10	0,03553 %	99,12234 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PAPARONI MICALE FERNANDO CESAR	V002113431	809000	10	0,03527 %	99,15761 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MADINA INVESTMENT	J311927476	747094	10	0,03257 %	99,19018 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSORA CONDEISA, C.A.	J003614831	682080	10	0,02973 %	99,21991 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CONDE DELFINO GUSTAVO EMILIO	V003151827	682080	10	0,02973 %	99,24964 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DELFINO PARRA ELENA MARGARITA.	V006398408	640490	10	0,02792 %	99,27756 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	OLIVARES HERIZE ALBERTO	V000023991	575858	10	0,02510 %	99,30266 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MICO DE CARDENAS YOLANDA MARGARITA	V000037522	570402	10	0,02486 %	99,32753 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ GARCIA IRAYDA LUISA	V000026370	500000	10	0,02180 %	99,34933 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VENEZOLANO DE CREDITO,S.A. BCO.UNIV	J000029709	466978	10	0,02036 %	99,36968 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSORA 3-10-64, C.A.	J002671254	423150	10	0,01845 %	99,38813 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ALVAREZ GONZALEZ VICTOR SEGUNDO	V002080385	413988	10	0,01805 %	99,40617 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES CESCARSA, C.A.	J001074066	377472	10	0,01645 %	99,42263 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES INVEMA 2000, C.A.	J305605831	323682	10	0,01411 %	99,43674 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RAMIREZ-TORREZ UZCATEGUI ADOLFO A.	V006821156	301200	10	0,01313 %	99,44987 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DELFINO THORMAHLEN ALEJANDRO	V003659619	291382	10	0,01270 %	99,46257 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	TRAVIESO PASSIOS ALFREDO EDUARDO	V001733805	280000	10	0,01221 %	99,47478 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CISNERO DE DAVILA MARIA TERESA	V005532335	252000	10	0,01099 %	99,48576 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SALVATIERRA RAMOS ROBERTO IGNACIO	V004768561	250000	10	0,01090 %	99,49666 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SUC DELFINO ARRIENS GUSTAVO S.	V000217205	231840	10	0,01011 %	99,50676 %	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	PAPARONI MICALE JOSE GAETANO	V000270434	230000	10	0,01003 %	99,51679 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BONOS & ACCIONES CARACAS, C.A.	J000829438	230000	10	0,01003 %	99,52682 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CARPIO DELFINO MIGUEL ENRIQUE.	V003178324	229901	10	0,01002 %	99,53684 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LEAL DE MICHAEL MARIA MARGARITA	V003657124	220500	10	0,00961 %	99,54645 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RUIZ ALMANDOZ ISMAEL JOSE	V001725241	190368	10	0,00830 %	99,55475 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SALAS PARRA TITO	V000028087	188160	10	0,00820 %	99,56295 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RODRIGUEZ LOPEZ MANUEL	V001450769	187238	10	0,00816 %	99,57111 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MERLO MENDOZA ENRIQUE JOSE	V001745320	171738	10	0,00749 %	99,57860 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MAURY DE PAPARONI ALICIA	V000228851	168750	10	0,00736 %	99,58596 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LBO CONSULTORES,C.A	J304059604	150000	10	0,00654 %	99,59249 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SUAREZ OTERO MANUEL JOSE	V011227150	140000	10	0,00610 %	99,59860 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	REZNICEK WEIRAUCHOVA HANY	V001710885	130200	10	0,00568 %	99,60427 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES VEIQUEVE, S.A	J002142715	127600	10	0,00556 %	99,60984 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DELFINO DE ARISMENDI BEATRIZ	V003180818	126000	10	0,00549 %	99,61533 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	FUENTES GILLY MANUEL JOSE	V000000000	124866	10	0,00544 %	99,62077 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LARRAZABAL GONZALEZ EDUARDO ELIAS	V003862991	119238	10	0,00520 %	99,62597 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PERDOMO GONZALEZ NESTOR	V000046884	119238	10	0,00520 %	99,63117 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SANABRIA GARCIA ENRIQUE	V003858351	115164	10	0,00502 %	99,63619 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MATUTE RUIZ OLGA.	V000000000	114030	10	0,00497 %	99,64116 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RUIZ DE ESCUDER ANA SOFIA.	V001894439	114030	10	0,00497 %	99,64613 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VELUTINI RUIZ ANDRES.	V000005198	114030	10	0,00497 %	99,65110 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SANCHEZ DE PAPARONI MARIA CRISTINA	V003401999	112000	10	0,00488 %	99,65598 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES 3240, C.A.	J003666025	107500	10	0,00469 %	99,66067 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DELFINO SUBERO GUSTAVO ANDRES	V010338719	103244	10	0,00450 %	99,66517 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DELFINO SUBERO VIRGINIA.	V005305004	103244	10	0,00450 %	99,66967 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ BERTOLINI MARIA LORENA	V009882547	102600	10	0,00447 %	99,67414 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ATRAMIZ VALI ELIAS	V002935310	100000	10	0,00436 %	99,67850 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES 270929, C.A.	J002940417	100000	10	0,00436 %	99,68286 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GONZALEZ DELFINO ALFREDO	V000931866	96500	10	0,00421 %	99,68707 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	FEDOSEJEVS SCHEFLERS GEORG.	V002066638	90946	10	0,00396 %	99,69103 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BERTOLINI BETTALLI DANIELA.	V003176146	89754	10	0,00391 %	99,69494 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES ANAMIGRA, S.A.	J002864133	88620	10	0,00386 %	99,69881 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ DE ROMERO SYLVIA HELENA	V004272934	88452	10	0,00386 %	99,70266 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ALMEIDA MARTINS ALFONSO	V006463879	87500	10	0,00381 %	99,70648 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GONZALEZ F. MARIA FERNANDA.	V004456050	84546	10	0,00369 %	99,71016 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DELFINO DE VERNET VIVANNE VALENTINA	V007251120	84000	10	0,00366 %	99,71382 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PAPARONI MICALE CONO MARIO	V000270433	80000	10	0,00349 %	99,71731 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PAPARONI DE PAHL MARITZA DEL CARMEN	V000315181	80000	10	0,00349 %	99,72080 %	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	PAPARONI MICALE JOSEFINA	V001887236	80000	10	0,00349 %	99,72429 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DEL GALLO GALLO JOSE LUIS	V006209259	78750	10	0,00343 %	99,72772 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ELLIS ALVAREZ DE LUGO EDWARD.	V005537956	78750	10	0,00343 %	99,73115 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DURO DE ELLIS MARIA LUISA.	V008729872	78750	10	0,00343 %	99,73458 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ELLIS GARCIA DE LA CONCHA JOHN	V000284863	78750	10	0,00343 %	99,73802 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ELLIS ALVAREZ DE LUGO ANDRES.	V006844946	78750	10	0,00343 %	99,74145 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	S.A. DE EDUC. Y CULTURA RELIGIOSA	J000122555	78750	10	0,00343 %	99,74488 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ICCB VALORES, C.A	J003617296	76482	10	0,00333 %	99,74822 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GUARDAZZI GOMEZ FERNANDO A. (MENOR)	V009882547	75000	10	0,00327 %	99,75149 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SOLANILLA KOCH ELIZABETH ALICIA	V005425713	75000	10	0,00327 %	99,75476 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GUARDAZZI GOMEZ MARIA F. (MENOR)	V009882547	75000	10	0,00327 %	99,75802 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DELFINO MONZON JUAN RAFAEL	V003859618	72720	10	0,00317 %	99,76119 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VELUTINI RUIZ JOSE ANTONIO	V000019865	70812	10	0,00309 %	99,76428 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	FALCON MORALES FRANCISCO ALEXANDER	V006932707	70000	10	0,00305 %	99,76733 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MENDOZA DE VELUTINI TULIA VIRGINIA	V000041611	68000	10	0,00296 %	99,77030 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DELFINO BERTRAN SILVANA	V015182081	67583	10	0,00295 %	99,77324 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GONZALEZ DE GAMBOA MARIA DEL PILAR	V000000000	66276	10	0,00289 %	99,77613 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	COLMENARES LUIS EDUARDO	V000000000	61740	10	0,00269 %	99,77882 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PONS SOLER JOSE MARIA	V001874068	60300	10	0,00263 %	99,78145 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	JARAMILLO RAMIREZ LUIS FRANCISCO	V001852603	60000	10	0,00262 %	99,78407 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DUHAU NELSON ALBERTO JUAN	V006285948	60000	10	0,00262 %	99,78668 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CONTERNO BUGINI GUIDO JOSE	V004445875	60000	10	0,00262 %	99,78930 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RAGUSA SAGLIMBENI ANTONIETA	V007448231	59850	10	0,00261 %	99,79191 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MIRANDA DE RODRIGUEZ LUISA MARGARIT	V000212171	59850	10	0,00261 %	99,79452 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ZUCCHI BUTTAGLIERI JUAN LUCAS	V006821992	59262	10	0,00258 %	99,79710 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RAMIREZ CONTRERAS RAMON ENRIQUE	V002149926	59262	10	0,00258 %	99,79968 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MANTEIGA GARCIA JOSE	V002103522	58632	10	0,00256 %	99,80224 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PEAVEY DE VENEZUELA, C.A.	J002345250	56800	10	0,00248 %	99,80472 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CHAPELLIN GARCIA GUSTAVO ALBERTO	V011225412	56732	10	0,00247 %	99,80719 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	NAVARRO ORTIZ ANGEL	V002060278	56196	10	0,00245 %	99,80964 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CALATRAVA DE OLIVARES MARIA	V000219225	55500	10	0,00242 %	99,81206 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	HERMEN 5000 C.A.	J300789705	55351	10	0,00241 %	99,81447 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DELFINO ARRIENS ENRIQUE	V000000000	53424	10	0,00233 %	99,81680 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GARCIA SILVA MARITZA JOSEFINA	V005365211	52708	10	0,00230 %	99,81910 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CHACIN LLAMOZAS MARCEL	V007191552	52500	10	0,00229 %	99,82139 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BANCO DE INVERSION BANCARACAS, C.A.	J080091809	52500	10	0,00229 %	99,82367 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ARANA PEROZA CARLOS JESUS	V002765221	51000	10	0,00222 %	99,82590 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ RUIZ ALFREDO.	V003177249	50442	10	0,00220 %	99,82810 %	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	RIPANTI DE AMAYA MIREYA	V003971319	50000	10	0,00218 %	99,83028 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SANDOVAL SUAREZ JOSE ALI	V003729248	50000	10	0,00218 %	99,83246 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	WLODARCZYK SCHMIDEX EGON	V000973302	49500	10	0,00216 %	99,83461 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES GLOBALCORP, C.A.	J300103986	48678	10	0,00212 %	99,83674 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ GOMEZ GONZALO	V003177588	45215	10	0,00197 %	99,83871 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	HEREDIA JUAN BAUTISTA	V000639904	45000	10	0,00196 %	99,84067 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROMERO MARTINEZ FELIX	V000003609	44856	10	0,00196 %	99,84262 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES MOLINILLO, C.A.	J001067906	44856	10	0,00196 %	99,84458 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SANCHEZ DIAZ ALBERTO JOSE	V003658283	43500	10	0,00190 %	99,84647 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DIAZ DE MARIñO XIOMARA MARIA	V005570932	41740	10	0,00182 %	99,84829 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RECARTE GAZTELUMENDI ROMAN	V002118395	40362	10	0,00176 %	99,85005 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MANRIQUE HUIZI CAMILO FELIPE	V011029975	40000	10	0,00174 %	99,85180 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSORA BENAZOLVE,S.A	J302092299	40000	10	0,00174 %	99,85354 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BERACHA ZAIDMAN ROBERTO	V003967924	40000	10	0,00174 %	99,85528 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GRILLET INSERRI SONSIRE CARLOTA	V005420938	40000	10	0,00174 %	99,85703 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROMERO THORMAHLEN ANDRES.	V003664281	36682	10	0,00160 %	99,85863 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	KAUFFMANN RAMIREZ CARLOS EDUARDO	V010337600	36000	10	0,00157 %	99,86020 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	THOMSON PETER GRAHAM	V001064775	35000	10	0,00153 %	99,86172 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LOPEZ GARCIA FERNANDO HERMOGENES	V006976384	35000	10	0,00153 %	99,86325 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BOLIVAR F.M.DE VZLA. F.M.I.C.A,S.A	J002966645	34042	10	0,00148 %	99,86473 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CISNEROS GOMEZ MARIA DE LOURDES	V004822294	33680	10	0,00147 %	99,86620 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MATA MERINO MANUEL	V006299093	33620	10	0,00147 %	99,86767 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INMOBILIARIA ARA, S.A.	J001564039	33600	10	0,00146 %	99,86913 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CORPORACION RIMCAR, C.A.	J002510900	32780	10	0,00143 %	99,87056 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ARANCIBIA MONCADA SILVIA DEL CARMEN	V008877383	32650	10	0,00142 %	99,87198 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CONDE ROTUNDO EMILIO LUIS	V013309477	31668	10	0,00138 %	99,87336 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	FDO.DE GTIA.DEPOSITOS Y PROTEC.BANC	J002151889	30912	10	0,00135 %	99,87471 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	FIGUEIRA JORGE LUIS	V008837512	30000	10	0,00131 %	99,87602 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ELOVIC SCHUTZBERGER ROBERTO	V005531540	30000	10	0,00131 %	99,87733 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VARELA JAIMES EDUARDO ANTONIO	V003322813	30000	10	0,00131 %	99,87863 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CHANG HUNG YUNG YEN	V008127542	30000	10	0,00131 %	99,87994 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	OCCHINO RAGUSA GIOVANNI	V006271737	29942	10	0,00131 %	99,88125 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	NEHER BORJAS BERNARDO ENRIQUE	V001724475	29904	10	0,00130 %	99,88255 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PATI¦O PEREZ TRINA MARGARITA	V004516265	29738	10	0,00130 %	99,88385 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES PEREZ PARIS.	J000834343	28980	10	0,00126 %	99,88511 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VELUTINI DE MONTEVERDE CLEMENTINA	V004350989	28508	10	0,00124 %	99,88635 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VELUTINI DE WALLIS ANA TERESA	V001714372	28508	10	0,00124 %	99,88760 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VELUTINI DE ZINGG TULIA VIRGINIA	V003185860	28507	10	0,00124 %	99,88884 %	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	VELUTINI DE MARQUEZ ANDREINA	V003190466	28507	10	0,00124 %	99,89008 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CALVIÑO MOREIRA ESTHER ESPERANZA	V001737518	28500	10	0,00124 %	99,89132 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LAMUS ROSALES SIMON CLEMENTE	V012384564	28150	10	0,00123 %	99,89255 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES TAUCHO, C.A.	J001751025	28014	10	0,00122 %	99,89377 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MUJICA PALUMBO JOSE ALEJANDRO	V010283115	28000	10	0,00122 %	99,89499 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RUIZ MORENO MARIA AURORA	V003563245	28000	10	0,00122 %	99,89621 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	HERRERA RAMIREZ JORGE ANTONIO	V006814497	26250	10	0,00114 %	99,89736 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	EGUI DE MACHADO CRISTINA	V000055748	26200	10	0,00114 %	99,89850 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BRACHO SIERRA JOSE LUIS	V000242384	26000	10	0,00113 %	99,89963 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SUAREZ MUJICA RAFAEL FRANCISCO	V003178499	26000	10	0,00113 %	99,90077 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	NUNES ABILIO MANUEL	E081722678	25882	10	0,00113 %	99,90189 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	OCCHINO RAGUSA FILIPPO	V008349236	25000	10	0,00109 %	99,90298 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INDEX FINANZAS, C.A.	J303712380	25000	10	0,00109 %	99,90407 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	TRUM MORONEY JOHN MORONEY	E000921871	25000	10	0,00109 %	99,90516 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SAHMKOW RANGEL RAMON EDUARDO	V003124028	23500	10	0,00102 %	99,90619 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ARISTIGUETA LANDAETA EDUARDO	V006558032	23100	10	0,00101 %	99,90719 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ALZURUTT SANCHEZ RICHAR JOSE	V003989648	23000	10	0,00100 %	99,90820 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CORPORACION ALZURAVI, C.A.	J304414234	23000	10	0,00100 %	99,90920 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PEREZ DE HERNANDEZ CARMEN ELENA	V002094595	22428	10	0,00098 %	99,91018 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DI STEFANO DI GIACOMO FRANCO DONATO	V004680929	22000	10	0,00096 %	99,91114 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GIL VELUTINI JOSE VICENTE ALONSO	V004581529	21000	10	0,00092 %	99,91205 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MACERO RODRIGUEZ BEATRIZ DEL CARMEN	V006562613	21000	10	0,00092 %	99,91297 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	TIRADO ANTONIO	V000000000	20916	10	0,00091 %	99,91388 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	FEBRES CORDERO DE PEREZ BEATRIZ E.	V001758807	20764	10	0,00091 %	99,91478 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RETO VALORES CARVICHI, C.A.	J003578517	20000	10	0,00087 %	99,91566 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES 19.456, C.A	J002583797	20000	10	0,00087 %	99,91653 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ RIVAS OMAR JOSE	V001389801	20000	10	0,00087 %	99,91740 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	AGUIRREBEITIA AZPIRI JOSE MARIA	V002952454	20000	10	0,00087 %	99,91827 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GRIMALDI DE LIMA RAUL RAINIERO	V010333377	20000	10	0,00087 %	99,91914 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INMOBILIARIA ZAIT MONET, C.A.	J300217485	19404	10	0,00085 %	99,91999 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LEAL VILLALON MARIO PATRICIO.	V012070485	19404	10	0,00085 %	99,92084 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RUIZ DE PANTIN ELENA	V000000000	18438	10	0,00080 %	99,92164 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RUIZ GONZALEZ UVENCIO EDUARDO	V002991731	18250	10	0,00080 %	99,92243 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROSAS PAIS EDUARDO JOAQUIN	V006054449	18072	10	0,00079 %	99,92322 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CARBONELL DE GOMEZ RUIZ LEONOR M	V005304989	18000	10	0,00078 %	99,92401 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VERGARA SUBERO DAVID RICARDO	V006000031	18000	10	0,00078 %	99,92479 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	TAMAYO LAVIE FERNANDO ENRIQUE	V004087380	17934	10	0,00078 %	99,92557 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	JULIO A. VILLASMIL C. Y HNOS. C.A.	J000000000	17766	10	0,00077 %	99,92635 %	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	MARCIALES MARTIN	V000000000	17766	10	0,00077 %	99,92712 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROUSSET THIERRY JEAN EDOUARD HENRI	E009571140	17600	10	0,00077 %	99,92789 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES AVIDULES, C.A.	J002421171	17000	10	0,00074 %	99,92863 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CANELLA DE MILLAN ELIZABETH.	V004351867	16800	10	0,00073 %	99,92936 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CANELLA PANZARELLI ZEYLA AMALIA	V005983543	16800	10	0,00073 %	99,93010 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CANELLA DE DIAZ SONIA	V004351865	16800	10	0,00073 %	99,93083 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MONTES NARVAEZ GONZALO ARMANDO	V000769892	16500	10	0,00072 %	99,93155 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DAPARTE REBODERO MARIA ISABEL	V006970615	16500	10	0,00072 %	99,93227 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MARTINEZ ABAL MARIA ISABEL	V008316337	16000	10	0,00070 %	99,93296 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LARRAZABAL GONZALEZ ENRIQUE	V007179181	15700	10	0,00068 %	99,93365 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SANCHEZ DE PERERA SYLVIA MARGARITA	V005299118	15500	10	0,00068 %	99,93432 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BACAL TEITELBOIM MARIO	V006258146	15200	10	0,00066 %	99,93499 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOLDENSTEIN IANOVICI FRANKLIN	V003981127	15200	10	0,00066 %	99,93565 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ACOSTA SIMON JUAN ROBERTO	V006161694	15000	10	0,00065 %	99,93630 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CAMAIONI BALDINI ANTONIO	V006276564	15000	10	0,00065 %	99,93696 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PELLICER DE VILLASMIL HILDA MARGARI	V002994724	15000	10	0,00065 %	99,93761 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ASUAJE YEPEZ CARLOS JOSE	V006928306	15000	10	0,00065 %	99,93826 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LEON ROJAS ARISTARCO PISENO	V000085225	15000	10	0,00065 %	99,93892 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MENDEZ ESCALANTE MANUEL E.(DIFUNTO)	V000007544	14500	10	0,00063 %	99,93955 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	NANNINI SCOVINO MAURO BRUNO	V005308444	14300	10	0,00062 %	99,94017 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BUSTAMANTE CACERES JORGE ALBERTO	V003312895	13030	10	0,00057 %	99,94074 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CONSORCIO AMERIVAL,C.A	J303229838	12800	10	0,00056 %	99,94130 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MANTEIGA PEREZ MAGALY	V008816847	12600	10	0,00055 %	99,94185 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DIAZ YANEZ FERNANDO CARMELO	V004873952	12600	10	0,00055 %	99,94240 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PEREZ FREDDY ARMANDO	V005217871	12600	10	0,00055 %	99,94295 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RODRIGUEZ RODRIGUEZ HECTOR TIMOTEO	V004191198	12600	10	0,00055 %	99,94350 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MONTES GOMEZ ALVARO	V009882474	12600	10	0,00055 %	99,94405 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CAPO LINARES JOSE RAFAEL	V007683413	12500	10	0,00054 %	99,94459 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SCULL MEDEROS EDUARDO RENE	V004084233	12222	10	0,00053 %	99,94512 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	FARINA FRIXA ANA MARIA	V004837005	12138	10	0,00053 %	99,94565 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	EMPERADOR MARQUEZ LEONARDO FRANCISC	V007947526	12000	10	0,00052 %	99,94618 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	FERNANDEZ HERRERA JORGE FELIX	V007221204	12000	10	0,00052 %	99,94670 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PAPARONI SANCHEZ SILVIA	V011739030	12000	10	0,00052 %	99,94722 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SENIOR PEREZ RAUL	V004720611	11970	10	0,00052 %	99,94774 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DELFINO MONZON RICARDO.	V006820919	11970	10	0,00052 %	99,94827 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	COLMENARES ALTUVE ROSA MARIA	V005965060	11500	10	0,00050 %	99,94877 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	TANACHIAN RUBEN	V001751002	11398	10	0,00050 %	99,94926 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MELIAN TRUJILLO JOSE ALBERTO	V004350479	11216	10	0,00049 %	99,94975 %	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	CONDE DELFINO VALENTINA ISABEL	V003484561	10752	10	0,00047 %	99,95022 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GIL MAYZ CAROLINA JULIETA	V015865722	10500	10	0,00046 %	99,95068 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GIL MAYZ CARLOS RAUL JOSE	V015991481	10500	10	0,00046 %	99,95114 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	V003177249	10500	10	0,00046 %	99,95159 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DE SOUSA JOAO ISMAEL	V010824127	10500	10	0,00046 %	99,95205 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BOUZAGLOU ABRAHAM ALBERTO	V006126055	10458	10	0,00046 %	99,95251 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ESTUDIOS IDEFIX, S.R.L.	J002304642	10248	10	0,00045 %	99,95295 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CALZADA DE HERNANDEZ MARIA C	V006064481	10064	10	0,00044 %	99,95339 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CEBALLOS LOPEZ IRVING	V002780050	10000	10	0,00044 %	99,95383 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BASALO YANES RICARDO JOSE	V002940212	10000	10	0,00044 %	99,95427 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ZAPPI UYA CLARA DEL CARMEN	V006929097	10000	10	0,00044 %	99,95470 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ FEGUNDEZ ANDRES MIGUEL	V001738523	10000	10	0,00044 %	99,95514 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VILLARREAL DURAN MARIA LUISA AURORA	V000345693	10000	10	0,00044 %	99,95557 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BUITRIAGO GUERRERO PABLO EMILIO	V001518839	10000	10	0,00044 %	99,95601 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PEREZ LOPEZ RUBEN	V005530411	10000	10	0,00044 %	99,95645 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVESTEMA SOCIEDAD DE CORRETAJE,C.A	J303446582	10000	10	0,00044 %	99,95688 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	HERNANDEZ PADRON ANGEL GONZALO	V006302275	10000	10	0,00044 %	99,95732 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MARCANO ADRIANZA HUMBERTO JOSE	V003871561	9540	10	0,00042 %	99,95773 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MAPFRE LA SEGURIDAD,C.A. DE SEGUROS	J000214107	9338	10	0,00041 %	99,95814 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ADRIANZA ALVAREZ MINERVA	V001075032	9300	10	0,00041 %	99,95855 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSORA CORRALITO, S.A.	J000786223	9052	10	0,00039 %	99,95894 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DOMINGUEZ GRATEROL JUAN CARLOS.	V006910556	8946	10	0,00039 %	99,95933 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VALORES VALFESA CASA DE BOLSA, S.A.	J003833771	8680	10	0,00038 %	99,95971 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	FREYRE DE RICOL LOURDES	V005137550	8610	10	0,00038 %	99,96008 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ALCANTARA LANSBERG LARA CAROLINA	V013338381	8400	10	0,00037 %	99,96045 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SALAS DELFINO GUILLERMO ALEJAND	V005314494	8400	10	0,00037 %	99,96082 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GONZALEZ VALLENILLA JORGE JOSE	V000093253	8365	10	0,00036 %	99,96118 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ARISMENDI MELCHERT JUAN BAUTISTA	V002154188	8200	10	0,00036 %	99,96154 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MAGO RODRIGUEZ LEOPOLDO JOSE	V010461621	8000	10	0,00035 %	99,96189 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DILLER RAUCH SIEGFRIED JOSEF	V003718864	8000	10	0,00035 %	99,96224 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	TINOCO RICHTER CESAR	V000005680	8000	10	0,00035 %	99,96258 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LAM KWAI CHEUNG JACK	E081969353	7500	10	0,00033 %	99,96291 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GONZALEZ RODRIGUEZ MANUEL	V013312884	7500	10	0,00033 %	99,96324 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INMUEBLES E INV. F.GOMEZ & HIJOS	J003501468	7434	10	0,00032 %	99,96356 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BANEX VALORES.	J300353141	7200	10	0,00031 %	99,96388 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BRICE¦O LUJAN ALFREDO JOSE.	V006824422	7182	10	0,00031 %	99,96419 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	AGROPECUARIA 27 DE MAYO,C.A.	J002072482	6972	10	0,00030 %	99,96449 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ PEREZ SIMON ALFREDO	V009878639	6875	10	0,00030 %	99,96479 %	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	MONTAÑO CARRASCO CIRILO	V000032366	6750	10	0,00029 %	99,96509 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MORON APONTE FEDERICO	V000238723	6600	10	0,00029 %	99,96537 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DRUMOND VASCOCELOS NELSON PABLO	V006325149	6500	10	0,00028 %	99,96566 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	TOLEDO GUERRERO ENRIQUE	V000053213	6500	10	0,00028 %	99,96594 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SULTAN BENDAYAN ISAAC ENRIQUE	V005537521	6500	10	0,00028 %	99,96622 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GAUDIO DE CLAMENS ALBA	V002776303	6300	10	0,00027 %	99,96650 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GAUDIO KEMPIS MARIO ALBERTO	V001873991	6300	10	0,00027 %	99,96677 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GAUDIO KEMPIS LIVIA	V003630803	6300	10	0,00027 %	99,96705 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ORAMAS PAEZ SANTIAGO JOSE	V003350244	6300	10	0,00027 %	99,96732 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SOTILLO PEREZ LUIS ANDRES	V006434271	6300	10	0,00027 %	99,96760 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	NICOLAU DE GARCIA ROSA MARIA	V005269453	6300	10	0,00027 %	99,96787 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MARTINEZ DIAZ JOSE ANGEL	V002862537	6157	10	0,00027 %	99,96814 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SANCHEZ GARCIA VIANNEY AGUSTIN	V009417681	6097	10	0,00027 %	99,96841 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MONTES DE OCA GUTIERREZ JOSE M	V006910667	6000	10	0,00026 %	99,96867 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DIAZ GONZALEZ KEISTHER MARIELLA	V005465032	6000	10	0,00026 %	99,96893 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CHAZZAOUI PIñA RAUF	V010204146	6000	10	0,00026 %	99,96919 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RONDON MOLINA HAZAUL	V002289790	5984	10	0,00026 %	99,96945 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RODRIGUEZ HERNANDEZ EDGAR HERNAN	V002887769	5984	10	0,00026 %	99,96971 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VALORES PISA, C.A.	J003324612	5984	10	0,00026 %	99,96997 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VELASCO Z. RAFAEL MARIA	V003187699	5984	10	0,00026 %	99,97023 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	FRESCO DJIAN ENRIQUE.	V006197455	5984	10	0,00026 %	99,97049 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ESPEJO EDGAR EDUARDO	V000000000	5922	10	0,00026 %	99,97075 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PACHECO MARCIALES LUCIO	V000000000	5922	10	0,00026 %	99,97101 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ MORIN JESUS EMILIO.	V007520172	5796	10	0,00025 %	99,97126 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GARABAN PEREZ FREDDY	V000000000	5670	10	0,00025 %	99,97151 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CALDERON MARTINEZ ENRIQUE JOSE	V003182688	5500	10	0,00024 %	99,97175 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	J.D. CORDERO Y ASOC.CASA DE CAMBIO	J075862002	5418	10	0,00024 %	99,97198 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LAPCO TABICMAM LEON.	V000294981	5334	10	0,00023 %	99,97222 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	OTEYZA SCULL JAIME	V002940697	5334	10	0,00023 %	99,97245 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BRICE;O BRAUN ALVARO.	V003659996	5292	10	0,00023 %	99,97268 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GONZALEZ PEREZ PATRICIA ALEJANDRA	V011227401	5260	10	0,00023 %	99,97291 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RIVERO LEGORBURU LUIS ALBERTO	V000071877	5250	10	0,00023 %	99,97314 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CORDERO DE HERRERA MARIANA	V007254309	5250	10	0,00023 %	99,97337 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BELANDRIA MARCO	V003793668	5250	10	0,00023 %	99,97359 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PAUL ALFREDO LUIS.	V003177669	5250	10	0,00023 %	99,97382 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MOROS CAVICCHIONI HORACIO ALBERTO	V010331080	5250	10	0,00023 %	99,97405 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CARBALLO DE DIAZ MARGARITA	V001718702	5200	10	0,00023 %	99,97428 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ARISMENDI DELFINO BEATRIZ ELENA	V009967719	5100	10	0,00022 %	99,97450 %	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	LA PORTA RENATO	V000000000	5040	10	0,00022 %	99,97472 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ESCOBAR RODRIGUEZ YUNEIDA	V006825226	5040	10	0,00022 %	99,97494 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PERISSE RODRIGUEZ LILENA MARIA	V011882940	5021	10	0,00022 %	99,97516 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	AVILA CABARCAS REINALDO ANTONIO	V006257968	5010	10	0,00022 %	99,97538 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BALBAS OLIVEROS OMAR JESUS	V003655672	5000	10	0,00022 %	99,97560 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ALBANEZ BARNOLA BENJAMIN JOSE DE J.	V003666437	5000	10	0,00022 %	99,97581 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CARRERO CUBEROS BERNABE	V000642297	5000	10	0,00022 %	99,97603 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DELFINO GOMEZ JOSE IGNACIO	V007251132	5000	10	0,00022 %	99,97625 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PROMOTORA 1701, C.A.	J301651502	5000	10	0,00022 %	99,97647 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES COCOLI C.A.	J001240357	5000	10	0,00022 %	99,97669 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	JARDIN DOS SANTOS AMERICO	V011197727	5000	10	0,00022 %	99,97690 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LOVERA VEGAS JUAN ANTONIO	V005534882	5000	10	0,00022 %	99,97712 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MORRIS GUTIERREZ JOHN STANLEY	V006563138	5000	10	0,00022 %	99,97734 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MAMAN NENDEZ GISELA	V009882304	5000	10	0,00022 %	99,97756 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VALDERRAMA TOMAS	V000049576	5000	10	0,00022 %	99,97778 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	COLUCCIO PEREIRA EDUARDO ENRIQUE	V012261485	5000	10	0,00022 %	99,97799 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	COSTANTE TOGLIA MICHELE	V009881238	5000	10	0,00022 %	99,97821 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CORREDOR DIAZ NORBERTO TERCERO	V006845872	4920	10	0,00021 %	99,97843 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ GOMEZ JUAN VICENTE.	V003177587	4730	10	0,00021 %	99,97863 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROSQUETE PORCAR DE V. NILDA ESTHER	V008578040	4704	10	0,00021 %	99,97884 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VIANA RODRIGUEZ ALINA	V000281981	4662	10	0,00020 %	99,97904 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ERASO RODRIGUEZ RICARDO JOSE.	V006844912	4592	10	0,00020 %	99,97924 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GUTIERREZ DE EGA;A AMANDA	V004349522	4500	10	0,00020 %	99,97944 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DI GENOVA CHIMIENTI ADRIANA	V009988280	4500	10	0,00020 %	99,97963 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	URAN CARDONA MARIO	V006276556	4500	10	0,00020 %	99,97983 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	COLELLA SIMOZA FRANCISCO ANTONIO.	V005987346	4452	10	0,00019 %	99,98002 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RICOL DE TINOCO ANA LOURDES	V006070708	4452	10	0,00019 %	99,98022 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PROGRESO MERCADO DE CAPITALES, C.A.	J300099911	4452	10	0,00019 %	99,98041 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PLANCHART MARQUEZ REINALDO JOSE	V005535369	4452	10	0,00019 %	99,98061 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	HERNANDEZ MARTIN FRANCISCO IGNACIO	V006322089	4410	10	0,00019 %	99,98080 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CICHELLA MILLIANI ALEJANDRO (MENOR)	V006816715	4150	10	0,00018 %	99,98098 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CICHELLA MILLIANI REINALDO ANDRES(M)	V015976040	4150	10	0,00018 %	99,98116 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CICHELLA MILLIANI SERGIO ANDRES (M)	V013337190	4150	10	0,00018 %	99,98134 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ARISMENDI DELFINO ANA MARIA	V011234712	4100	10	0,00018 %	99,98152 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MAURY RODRIGUEZ MARIA EUGENIA	V006555660	4049	10	0,00018 %	99,98170 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RIZZUTI FERRARI VICENTE ANTONIO	V002561510	4018	10	0,00018 %	99,98187 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PADRON DE GRASSO MARIA SUSANA	V007682347	4000	10	0,00017 %	99,98205 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROMERO VALENCIA CARLOS	V003869107	4000	10	0,00017 %	99,98222 %	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	GARCIA RODRIGUEZ PEDRO DIONICIO	V000000000	4000	10	0,00017 %	99,98239 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SAVINO PALACIOS RAUL	V004354308	4000	10	0,00017 %	99,98257 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	COBO FLORES JOSE RAMON	V006162404	4000	10	0,00017 %	99,98274 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SULVARAN DE SARDI NANCY MARGARITA	V000646486	4000	10	0,00017 %	99,98292 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MENDEZ RANGEL GRICEL ESTHER	V014629079	4000	10	0,00017 %	99,98309 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	FINANCIERA DEL VALLE, C.A.	J302923611	4000	10	0,00017 %	99,98327 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CARDENAS DE YERENA MORELLA.	V004350928	3738	10	0,00016 %	99,98343 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	URBANO BERRIZBEITIA JOAQUIN ANDRES	V006302360	3696	10	0,00016 %	99,98359 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PITA PITA CARLOS	V006563699	3696	10	0,00016 %	99,98375 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PARRA PARDI MARIA ELENA	V001719084	3696	10	0,00016 %	99,98391 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RIBEIRO DE GOUVEIA ALDEMARO.	V005966632	3696	10	0,00016 %	99,98407 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	OJEDA RODRIGUEZ JOHNNY ALBERTO	V003585749	3654	10	0,00016 %	99,98423 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RODRIGUEZ FERREIRA JOSE LISANDRO	V011307497	3600	10	0,00016 %	99,98439 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RUIZ JORGE ENRIQUE.	V005211678	3570	10	0,00016 %	99,98455 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MARTINEZ GARRIDO IGNACIO JOSE	V002767335	3570	10	0,00016 %	99,98470 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SEQUEIRA SANTAELLA JOSE MANUEL.	V006809631	3570	10	0,00016 %	99,98486 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PUPPIO ZINGG VICENTE JOSE.	V009971382	3570	10	0,00016 %	99,98501 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CAMPOS SORGA MARIANA	E000685090	3500	10	0,00015 %	99,98516 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GONZALEZ DUGARTE JOSE DE JESUS	V000984356	3440	10	0,00015 %	99,98531 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RODRIGUEZ ERASO FERMIN ANTONIO N.	V006184870	3424	10	0,00015 %	99,98546 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GALARRAGA RODRIGUEZ MARITZA	V004852496	3400	10	0,00015 %	99,98561 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	AñEZ DELFINO ALBERTO ENRIQUE	V003663396	3343	10	0,00015 %	99,98576 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BCO.DE VZLA.S.A.B.U.FIDEICOMISO P.3	J000029482	3300	10	0,00014 %	99,98590 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MARTINEZ DUBRA JOSE MANUEL	E081217643	3200	10	0,00014 %	99,98604 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BLANCO PARDO ABEL	V006319742	3200	10	0,00014 %	99,98618 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MARTINEZ GONZALEZ VICTOR RAMON	V000967831	3200	10	0,00014 %	99,98632 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MARTINEZ ESPINOZA HUMBERTO LUIS	V005971582	3200	10	0,00014 %	99,98646 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DELGADO MORA SOLEDAD DEL ROSARIO	V005021068	3200	10	0,00014 %	99,98660 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LEON RAMIREZ DANICE KATIN	V011932693	3085	10	0,00013 %	99,98673 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MENDEZ ESTEVEZ CARMEN TERESA.	V006809914	3066	10	0,00013 %	99,98687 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GIL BRACHO ARTURO JOSUE	V009673341	3024	10	0,00013 %	99,98700 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ZAMORA DE OJEDA AILEEN LILIANA	V007242218	3024	10	0,00013 %	99,98713 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMES FERNANDES DANIEL ALEJANDRO	V012951494	3000	10	0,00013 %	99,98726 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DINIZ CORREIA JOAO GABRIEL	V006132980	3000	10	0,00013 %	99,98739 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	TOP SYSTEM INTERNATIONAL, C.A.	J303695779	3000	10	0,00013 %	99,98752 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MORENO RAFAEL RAMON	V002145478	3000	10	0,00013 %	99,98765 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MENDEZ PE#ALVER CARMEN EMPERATRIZ	V003152763	3000	10	0,00013 %	99,98778 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	COVA FRANCO LUIS LEOPOLDO DEL VALLE	V005969587	3000	10	0,00013 %	99,98792 %	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	ASENCIO SUESCUN LUIS ALFONSO	V001573152	3000	10	0,00013 %	99,98805 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	HERNANDEZ VISO RAFAEL ANDRES	V006925148	2940	10	0,00013 %	99,98817 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CORPORACION ARAPACOA, C.A.	J003620351	2910	10	0,00013 %	99,98830 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	TRUJILLO TRUJILLO HECTOR JULIO	V003399120	2898	10	0,00013 %	99,98843 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	TRUJILLO TRUJILLO JULIO	V000903963	2898	10	0,00013 %	99,98855 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	POLEO SCHMIDT ALBERTO IGNACIO	V009880649	2800	10	0,00012 %	99,98868 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES OSMARASIL, C.A	J002257814	2718	10	0,00012 %	99,98879 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROTH BLUMENKRANE ALAN DAVID	V005541143	2646	10	0,00012 %	99,98891 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VELASQUEZ BETANCOURT GUSTAVO LUIS	V005305339	2646	10	0,00012 %	99,98903 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES GRUPO 21.C.A.	J003159212	2612	10	0,00011 %	99,98914 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LOPEZ RODRIGUEZ LUIS	V006310155	2500	10	0,00011 %	99,98925 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	POLANCO PADILLA JOSUE	V010515242	2500	10	0,00011 %	99,98936 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ACOSTA FRAGACHAN FRANCISCO EUGENIO	V006816184	2500	10	0,00011 %	99,98947 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROSALES ALVAREZ SERGIO OSCAR	V005968615	2460	10	0,00011 %	99,98957 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SOLLECITO ERRICO DOMENICO GIUSEPPE	V010474893	2400	10	0,00010 %	99,98968 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LOVERA SANCHEZ WILMER EDITO	V005976038	2400	10	0,00010 %	99,98978 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GERMAN GARCIA MARTIN JOSE	V009410767	2400	10	0,00010 %	99,98989 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MOLINA MOROS BENJAMIN	V002245426	2394	10	0,00010 %	99,98999 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ZARATE MARTINEZ MARIA ELENA	V006226693	2394	10	0,00010 %	99,99010 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	TORREALBA VILLALBA HILDA MARGARITA	V005373787	2394	10	0,00010 %	99,99020 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GONZALEZ RODRIGUEZ WILLIAM ANIBAL	V004566920	2394	10	0,00010 %	99,99030 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PROMOTORA ABSA, C.A.	J003394459	2366	10	0,00010 %	99,99041 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SISO SOSA ARTURO IGNACIO	V012625895	2300	10	0,00010 %	99,99051 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DAVILA AVENDAÑO SYR GERMAN	V011314861	2300	10	0,00010 %	99,99061 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GUZMAN OLIVO FELIPE BAUTISTA	V005015905	2300	10	0,00010 %	99,99071 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ZULOAGA POCATERRA PEDRO	V004765495	2238	10	0,00010 %	99,99081 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MENDEZ NELLY DE JESUS	V003725794	2200	10	0,00010 %	99,99090 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GROSPERCA, .C.A.	J002382210	2184	10	0,00010 %	99,99100 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	HIDROCONSTRUCCIONES 37, C.A.	J003126527	2184	10	0,00010 %	99,99109 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RODRIGUEZ DE CHAVEZ MAGALY ASENCION	V003720995	2142	10	0,00009 %	99,99119 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	AGUIRRE MARTINEZ WILSON RAFAEL	V008863944	2100	10	0,00009 %	99,99128 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERWORLD SOC. DE CORRETAJE, C.A.	J301938887	2000	10	0,00009 %	99,99136 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ORLANDO LOPEZ ANTONINO	V010823376	2000	10	0,00009 %	99,99145 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PROMOCIONES MAROVEGAS, C.A	J001151966	2000	10	0,00009 %	99,99154 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RUBIO ESPITIA JOSE GREGORIO	V000987645	2000	10	0,00009 %	99,99163 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PAPARONI SANCHEZ GUSTAVO	V006749570	2000	10	0,00009 %	99,99171 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BLASSINI OTERO SUSANA CRISTINA	V006972849	2000	10	0,00009 %	99,99180 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VISCAYA ELBA JOSEFINA	V007233634	2000	10	0,00009 %	99,99189 %	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	MARINE FERRE JOSE	V001866338	2000	10	0,00009	%	99,99197	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RIVAS BERNERD	V007252841	1890	10	0,00008	%	99,99206	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ALMERIDA SALAZAR ISBELIA RAMONA	V002761454	1890	10	0,00008	%	99,99214	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LEMOINE ELIA FREDDY	V003812521	1890	10	0,00008	%	99,99222	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GENTILE NIEVES GINELA FLORA	V009649778	1890	10	0,00008	%	99,99230	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GARCIA RODRIGUEZ JOSE LUIS	V004466213	1890	10	0,00008	%	99,99239	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ARAUJO DE SILVA DAIXY NORELLY	V007220897	1890	10	0,00008	%	99,99247	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	APONTE TOVAR JOSE CUPERTINO	V002844635	1890	10	0,00008	%	99,99255	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	APARICIO ARGENIS ANTONIO	V007188231	1890	10	0,00008	%	99,99263	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GARCIA BLANCO LUISA JOSEFINA	V002996540	1890	10	0,00008	%	99,99272	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	AREVALO JULIO ZENON	V002239800	1890	10	0,00008	%	99,99280	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PROVINCIAL DE VALORES CASA DE BOLSA	J070430982	1890	10	0,00008	%	99,99288	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BECERRA SEPULVEDA EUSTACIO	V004829890	1890	10	0,00008	%	99,99296	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ARROYO BOLIVAR JOSE DOMINGO	V010669636	1890	10	0,00008	%	99,99305	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	APONTE ALVARADO HUGO ALIRIO	V003349157	1890	10	0,00008	%	99,99313	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MORALES JOSE ANTONIO (DIFUNTO)	V006053526	1890	10	0,00008	%	99,99321	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CARACAS ANDRADE LAUREANO JOSE	V009645202	1890	10	0,00008	%	99,99329	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VILLAVICENCIO TORRES LINO ENRIQUE	V003841940	1890	10	0,00008	%	99,99338	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SUAREZ RIVERO JEABELL YVAC	V004367050	1890	10	0,00008	%	99,99346	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LOAIZA OROPEZA CELIA ROSARIO	V007176455	1890	10	0,00008	%	99,99354	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LIZCANO GALVAN HENRY ALBERTO	V005266898	1890	10	0,00008	%	99,99362	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GRANADILLO CAMPOS HECTOR JOSE	V005263553	1890	10	0,00008	%	99,99370	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GONZALEZ REYES JOSE ANTONIO	V007227261	1890	10	0,00008	%	99,99379	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GONZALEZ CARIAS AURA VALERIA	V003658179	1890	10	0,00008	%	99,99387	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BOWEL LEWIS ALBERTO JOHN	V001158996	1890	10	0,00008	%	99,99395	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	COLINA NESTOR RAFAEL	V007366132	1890	10	0,00008	%	99,99403	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PASSINI CALORE ANGELO.	V002952820	1882	10	0,00008	%	99,99412	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SIEDER DE NARVAEZ SUSANA MARIA	V007239408	1800	10	0,00008	%	99,99419	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DURAN LUGO LESBIA CRUZ	V004434926	1764	10	0,00008	%	99,99427	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VASQUEZ BRICEIO JOSE OMAR	V005759118	1764	10	0,00008	%	99,99435	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	REQUENA WILLIAMS RAMON	V007209963	1764	10	0,00008	%	99,99443	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BLANCO PINTO MARIBEL ELIZABETH	V004432725	1764	10	0,00008	%	99,99450	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VIVAS MALDONADO LAURA CECILIA	V004431276	1764	10	0,00008	%	99,99458	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MORA CIANGHEROTTI NOEMY	V007220942	1764	10	0,00008	%	99,99466	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RIVERO GUERRERO SAULO ALEJO.	V005129662	1764	10	0,00008	%	99,99473	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MOUCHET PERELLO VIKTOR RENE.	V006972947	1764	10	0,00008	%	99,99481	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ARAQUE BENZO EDUARDO JOSE	V004772544	1764	10	0,00008	%	99,99489	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MORENO PEREZ ANIBAL JAVIER	V010339020	1700	10	0,00007	%	99,99496	%	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	PRATO DE ACEDO JOSEFINA	V001645306	1600	10	0,00007 %	99,99503 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROJAS GONZALEZ YANELLI JOSEFINA	V006242169	1570	10	0,00007 %	99,99510 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ZAFRA VELANDIA JOSE MARTIN	V007246036	1570	10	0,00007 %	99,99517 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CORREA DE GONZALEZ MARTA ELENA	V004459236	1560	10	0,00007 %	99,99524 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LICON MARTINEZ ANTONIETA	V006374620	1532	10	0,00007 %	99,99530 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ RAMOS CATARINA ISABEL	V010349767	1512	10	0,00007 %	99,99537 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MANCERA FONT GUSTAVO JOSE	V005532735	1500	10	0,00007 %	99,99543 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GRESPAN RAMIREZ MILCO ATILIO	V008004463	1500	10	0,00007 %	99,99550 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CARVAJAL CHITTY HUMBERTO ITIC.	V006910898	1500	10	0,00007 %	99,99556 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DELFINO PARRA MARIA ANGELICA	V011306359	1440	10	0,00006 %	99,99563 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VALERO DE ZAMBRANO MARIA FLORA	V006561456	1428	10	0,00006 %	99,99569 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GONZALEZ TEIJIDO ADOLFO	V009968472	1428	10	0,00006 %	99,99575 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CADAVID MORENO LEOPOLDO ARMANDO	V005617274	1428	10	0,00006 %	99,99581 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BLANCO BOLIVAR SONIA MARITZA	V007257602	1386	10	0,00006 %	99,99587 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	AGUIRRE FIGUEROA JOSE	V007554034	1386	10	0,00006 %	99,99593 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	TOLEDANO A. DINA MARGARITA.	V005664714	1386	10	0,00006 %	99,99600 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ABREU MACHADO RICHARD RAFAEL	V009416155	1386	10	0,00006 %	99,99606 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PEREZ RODERO MARIA JOSE	V010517282	1323	10	0,00006 %	99,99611 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ESCOBAR DE GARCIA ELIGIA.	V002570479	1302	10	0,00006 %	99,99617 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	FEBRES PEREZ JOSE ALBERTO	V005972132	1302	10	0,00006 %	99,99623 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES BACIANI,C.A.	J003661708	1302	10	0,00006 %	99,99628 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MARANTE CASTILLO MARUMA VALENTINA	V003887541	1260	10	0,00005 %	99,99634 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MEDRANO ESPINOZA JOSE FELIX	V000559830	1260	10	0,00005 %	99,99639 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MEDRANO ESPINOZA MERCEDES	V001789381	1260	10	0,00005 %	99,99645 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MEDRANO DE ASPRINO GLADYS	V000565582	1260	10	0,00005 %	99,99650 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MEDRANO DE AVILA FELICIA	V000559452	1260	10	0,00005 %	99,99656 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	C.C.C.M CONINVENCA CREDIT CONTROL M	J301819632	1260	10	0,00005 %	99,99661 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	EGUEZ DE LIMES REMY MARITZA	V081274533	1225	10	0,00005 %	99,99667 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	TRUJILLO MARTINEZ OSCAR ANTONIO	V009417103	1184	10	0,00005 %	99,99672 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SCHMID WERNER	V015182060	1176	10	0,00005 %	99,99677 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	TORREALBA MARIA CANDELARIA	V005612756	1134	10	0,00005 %	99,99682 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RUEDA GUARIN BEATRIZ ERNESTINA	V006361866	1134	10	0,00005 %	99,99687 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DE BASILIO DA SILVA MARIA TRINIDAD	V007269168	1134	10	0,00005 %	99,99692 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ALMEIDA GIL MARIA DEL CARMEN ZULAY	V008743207	1134	10	0,00005 %	99,99697 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MONTIEL DE CORRO MARLENE COROMOTO	V005275530	1134	10	0,00005 %	99,99702 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PARRA FLORENSA CARLOS JOSE	V008870564	1134	10	0,00005 %	99,99707 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	REQUENA ORLANDO ANTONIO	V005269025	1134	10	0,00005 %	99,99712 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CARDENAS SANCHEZ WILLIAM	V004231878	1134	10	0,00005 %	99,99716 %	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	BLANCO JULIAN JOSE	V008471709	1134	10	0,00005 %	99,99721 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VERENZUELA DAZA HARVIS ADRIAN	V007251017	1134	10	0,00005 %	99,99726 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BERROTERAN TELLEZ SONIA CANDELARIA	V006442032	1100	10	0,00005 %	99,99731 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VILLEGAS MARIA DEL ROSARIO	V004579193	1100	10	0,00005 %	99,99736 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ARENAS NELSON	V003054578	1079	10	0,00005 %	99,99741 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PAEZ RINCON MANUEL VICENTE	V010449196	1067	10	0,00005 %	99,99745 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROTUNDO DE VIEGA ANA MARIA	V005539210	1050	10	0,00005 %	99,99750 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	COBHAM SCOTT STHEPHEN EDWARD.	E082093859	1050	10	0,00005 %	99,99754 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DIAZ GONZALEZ LEONARDO JOSE.	E082074778	1050	10	0,00005 %	99,99759 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DELFINO PARRA MARIANA DE RUBARTELLI	V006827537	1050	10	0,00005 %	99,99764 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GINER ALONSO MARIANO ANGEL	V003157319	1008	10	0,00004 %	99,99768 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BANGUAIRA FONDO MUTUAL.	J003530557	1008	10	0,00004 %	99,99772 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MENDEZ MENDEZ CARLOS FELIPE.	V006914120	1000	10	0,00004 %	99,99777 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LEON MARTINEZ LILIAN ONEIDA	V003237154	1000	10	0,00004 %	99,99781 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PARDO ZABALA MARIA ELIZABETH	V007169271	1000	10	0,00004 %	99,99785 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BRANDWAJN POLER MAXIM JACOB	V013308298	1000	10	0,00004 %	99,99790 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ASUNCION DO ROZARIO MIGUEL JOSE	V006127283	1000	10	0,00004 %	99,99794 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PEDRAZA DE AVILA LAURA ELCIDE	V003753051	1000	10	0,00004 %	99,99799 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DISTRIBUIDORA RIMERO,C.A	J001541624	1000	10	0,00004 %	99,99803 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MORRISON COLIMODIO PATRICK JOSEPH	V006979770	1000	10	0,00004 %	99,99807 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ESTEVES CONZO;O DAVID NIKOLAI	V003797303	1000	10	0,00004 %	99,99812 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GIL ALVAREZ BOLIVIA GIOCONDA	V010711576	1000	10	0,00004 %	99,99816 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SCHAUBLE DE GISLER ELISABETH	V011345268	1000	10	0,00004 %	99,99820 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CORPORACION INFISA, C.A.	J304182201	1000	10	0,00004 %	99,99825 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PRIMUS MERCADO DE CAPITALES,C.A	J303486088	1000	10	0,00004 %	99,99829 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LAZZARI DE VERA LEONORA	V003180798	1000	10	0,00004 %	99,99833 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GUEVARA PORRAS JOSBELL	V006258940	900	10	0,00004 %	99,99837 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PASSARO GNARRA ANTONIO	V006811020	882	10	0,00004 %	99,99841 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SANTANA NARVAEZ JOSE DE JESUS.	V006870154	882	10	0,00004 %	99,99845 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	STARKE AROCHA SIMON AUGUSTO.	V007026053	882	10	0,00004 %	99,99849 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DE DURAN EMILIA	V000000000	882	10	0,00004 %	99,99853 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DE LA PORTA OLGA R.	V000000000	882	10	0,00004 %	99,99857 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DE UXCATEGUI MARINA	V000000000	882	10	0,00004 %	99,99860 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RODRIGUEZ ALIX	V000000000	882	10	0,00004 %	99,99864 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ABASCAL ALVAREZ RAMON OBDULIO	V000248144	879	10	0,00004 %	99,99868 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PALAZZI OCTAVIO CARLOS ALBERTO	V006978504	870	10	0,00004 %	99,99872 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SINRAM GRINVALDS ARNO CARLOS A.	V004172202	868	10	0,00004 %	99,99876 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LUNA HERNANDO LUIS	V007444883	850	10	0,00004 %	99,99879 %	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	SOTO APONTE PEDRO JOSE	V001713422	800	10	0,00003 %	99,99883 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	JIMENEZ HERRERA ELKE DE LAS MERCEDE	V006851674	800	10	0,00003 %	99,99886 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DE DALMADY YANTZEN NICOLAS ALEXANDE	V006555930	756	10	0,00003 %	99,99890 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CONZO#O NAVARRO CARMEN VIRGINIA	V000914680	740	10	0,00003 %	99,99893 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROBLETO DE ANDRADE MARIA DE LOS A.	V003157344	708	10	0,00003 %	99,99896 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GOMEZ GARCIA JUAN VICENTE	V000965161	700	10	0,00003 %	99,99899 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SOSA FREITES JORGE LUIS	V005524353	672	10	0,00003 %	99,99902 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VEIGA FANDI¦O CARLOS	V005074137	672	10	0,00003 %	99,99905 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RODERO GARCIA MARISOL	V001727482	661	10	0,00003 %	99,99908 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CASTILLO JOSE EDECIO	V003921437	650	10	0,00003 %	99,99911 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SIRACUSA LILIANA	V000000000	630	10	0,00003 %	99,99913 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES PRIVEGAS, S.A	J001150382	620	10	0,00003 %	99,99916 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PRAT CARIM ARIEL	V001853648	604	10	0,00003 %	99,99919 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RODRIGUEZ REGGETI CARLOS RAUL DEL P	V003176653	588	10	0,00003 %	99,99921 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MEDRANO AGUILAR ASEL ISAAC	V009659837	504	10	0,00002 %	99,99923 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PINEDO CASTILLO MAITRELLA	V007226050	504	10	0,00002 %	99,99926 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES PE¦ISTU, C.A.	J003690686	504	10	0,00002 %	99,99928 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	TOLEDANO MAMAN AARON	V001521675	504	10	0,00002 %	99,99930 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	FONT CARVALLO EDUARDO JOSE V	V006560336	500	10	0,00002 %	99,99932 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	FIGUEROA COLLAZO JOHANNA SERLYN	V013311600	500	10	0,00002 %	99,99934 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MARIN DE FERNANDEZ MARIA ELIZABETH	V005093402	500	10	0,00002 %	99,99937 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	KEHRHAHN STOLK ADOLFO HENRIQUE	V008343804	500	10	0,00002 %	99,99939 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	NU¦EZ ISAVA FERNANDO	V004081010	500	10	0,00002 %	99,99941 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	COLINA DE MOLERO MAGDA JOSEFINA	V006154312	500	10	0,00002 %	99,99943 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PEREZ MADRIZ JULIET BETINA	V005523835	500	10	0,00002 %	99,99945 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DI BARI NAPOLITANO SEBASTIAN	V005302101	476	10	0,00002 %	99,99947 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SABATER LANDER OSCAR EDUARDO	V005310252	450	10	0,00002 %	99,99949 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RUSSO LAPENTA ACHILE	V006157440	450	10	0,00002 %	99,99951 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GARCIA SANOJA SIXTO JOSE	V005402528	420	10	0,00002 %	99,99953 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CAMPOS MURILLO ELISEO	E081752778	420	10	0,00002 %	99,99955 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GASIA GONZALEZ IGNACIO	V003840187	420	10	0,00002 %	99,99957 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DE FREITAS RODRIGUEZ JOSE GUIDO	V005577538	420	10	0,00002 %	99,99959 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RAMIREZ SULBARAN BRIXON MANUEL	V007815754	420	10	0,00002 %	99,99960 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DODEL ROURE PIERRE HENRI	E000954238	420	10	0,00002 %	99,99962 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BRICENO MARIN NELSON OCTAVIO	V006915707	400	10	0,00002 %	99,99964 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CARRILLO HERNANDEZ NUBIA MARIA	V004446111	400	10	0,00002 %	99,99966 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MARIN MORENO BEATRIZ JOSEFINA	V006060837	394	10	0,00002 %	99,99967 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ACUNA PIMENTEL KEILA JOSEFINA	V006253035	378	10	0,00002 %	99,99969 %	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES KAZALY, C.A.	J003587648	378	10	0,00002 %	99,99971 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RODERO DE ALAS MARIA DE LAS NIEVES	V004773490	331	10	0,00001 %	99,99972 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RODERO OLAY ADORACION	V004355639	331	10	0,00001 %	99,99974 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VALLES MARCANO ALFREDO.	V003657158	320	10	0,00001 %	99,99975 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ALBARRACIN DE DELGADO LIGIA J.	V001743811	300	10	0,00001 %	99,99976 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SEQUERA INAGAS LUIS JAVIER	V010346817	294	10	0,00001 %	99,99978 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SIMON KOSKAS ARMAND SALOMON	E082056871	294	10	0,00001 %	99,99979 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BIMBUCH SANDOR ARIEH	V011227252	294	10	0,00001 %	99,99980 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	DUARTE CONTRERAS SANTIAGOI JOSE	V006317266	270	10	0,00001 %	99,99981 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BRUTTINI SILVA GIORGIO	V009970210	252	10	0,00001 %	99,99982 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CORNIELES RAMON ENRIQUE	V000215333	210	10	0,00001 %	99,99983 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROSALES MEDRANO LUIS	V003406526	210	10	0,00001 %	99,99984 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROSALES MEDRANOS PEDRO	V003144380	210	10	0,00001 %	99,99985 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROSALES MEDRANO CARLOS	V002155250	210	10	0,00001 %	99,99986 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROSALES DE PEREZ MIRNA	V003478104	210	10	0,00001 %	99,99987 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROSALES DE LABRADOR SONIA	V002153578	210	10	0,00001 %	99,99988 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	ROSALES DE PARRA GLORY	V003231676	210	10	0,00001 %	99,99989 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CONTRERAS CASARES FRANCISCO	V005310238	200	10	0,00001 %	99,99990 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BOUTOROFF SEMENENKO NICOLAS	V006155162	168	10	0,00001 %	99,99991 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SILVA GRANADOS VICTOR JOSE	V003414719	126	10	0,00001 %	99,99991 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MENDOZA PIRES LUIS IGNACIO	V003181392	126	10	0,00001 %	99,99992 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RAMIREZ LUJAN JULIA ERNESTINA	V000153014	126	10	0,00001 %	99,99992 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES PALMIRA C.A.	J004912739	126	10	0,00001 %	99,99993 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	JESURUM BELISARIO JOSE LUIS	V003187695	100	10	0,00000 %	99,99993 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CARRILLO ACOSTA CIPRIANO	V003969619	100	10	0,00000 %	99,99994 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	PEñALOZA CARMEN ZULAY	V009096246	100	10	0,00000 %	99,99994 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GONZALEZ DE TAMAYO LUZ DARY	V013285399	100	10	0,00000 %	99,99994 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BEE SUSAN MARY	V011944008	100	10	0,00000 %	99,99995 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	HERNANDEZ ALVAREZ MARIA DEL CARMEN	V005523342	100	10	0,00000 %	99,99995 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	EMMANUELLI GRAELLS CARLOS JESUS	V006266167	98	10	0,00000 %	99,99996 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES 19.451, C.A.	J002583800	90	10	0,00000 %	99,99996 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	RANGEL FORNEZ JOSE GREGORIO	V005533846	88	10	0,00000 %	99,99997 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GONZALEZ CLAVELLI ANDRES	V006820671	88	10	0,00000 %	99,99997 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SUAREZ RAFAEL EDMUNDO	V002765015	80	10	0,00000 %	99,99997 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	WALLIS ALBERTO	V010331334	78	10	0,00000 %	99,99998 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LOPEZ ROJAS CARLOS AUGUSTO.	V003225759	72	10	0,00000 %	99,99998 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	GARCIA CHACON PAULA LIZBETH	V006385400	42	10	0,00000 %	99,99998 %	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	LAURENT BONNET JEAN MICHEL	E082104873	42	10	0,00000 %	99,99998 %	30/06/2005

Manufacturas de Papel, (MANPA), C.A.	MPA	NERI LUCIANI ANTONIO JOSE	V009967584	42	10	0,00000	%	99,99998	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BALL FERRERO OLY ARLETTE	V006974690	42	10	0,00000	%	99,99999	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	MENDEZ MARTINEZ CARLOS AUGUSTO	V000043487	41	10	0,00000	%	99,99999	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SOLORZANO NICOLAS	V004312228	40	10	0,00000	%	99,99999	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	VIVAS DE TARRE IRIS TERESA	V002985924	37	10	0,00000	%	99,99999	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CAJA DE AHORROS EMPLEADOS MANPA	J000000000	28	10	0,00000	%	99,99999	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	TEXIER TORRES EDUARDO	V002685298	24	10	0,00000	%	99,99999	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	THREE D INTERNATIONAL MARKETING,INC	J305524220	23	10	0,00000	%	99,99999	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BEAR STEARNS SECURITIES CORP.	J301021452	21	10	0,00000	%	100,00000	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	SANTOS MENDEZ ANTONIO JUAN	V006087124	20	10	0,00000	%	100,00000	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	WHITE SOUL CORP.	J304049854	17	10	0,00000	%	100,00000	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES PPSD, C.A.	J312050616	17	10	0,00000	%	100,00000	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	CORPORACION SIETE COLINAS, C.A.	J312059095	17	10	0,00000	%	100,00000	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	A¡EZ DELFINO ARNALDO JOSE.	V003657855	10	10	0,00000	%	100,00000	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES JUVIGO C.A	J075481658	9	10	0,00000	%	100,00000	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	INVERSIONES PITARA, S.A.	J001363386	8	10	0,00000	%	100,00000	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BUSTILLOS GIL FRANCISCO ARTURO	V003865301	2	10	0,00000	%	100,00000	%	30/06/2005
Manufacturas de Papel, (MANPA), C.A.	MPA	BLAVIA GOMEZ JUAN ANDRES	V011595061	1	10	0,00000	%	100,00000	%	30/06/2005
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